KMX TECHNOLOGIES, LLC

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT

October 8, 2021

THE UNITS REPRESENTED BY THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH UNITS MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR EXEMPTION THEREFROM.

THE UNITS REPRESENTED BY THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER SPECIFIED IN THIS AGREEMENT, AND, IF APPLICABLE, THE INCENTIVE UNIT GRANT AGREEMENT, AND THE COMPANY RESERVES THE RIGHT TO REFUSE THE TRANSFER OF SUCH UNITS UNTIL SUCH RESTRICTIONS HAVE BEEN SATISFIED WITH RESPECT TO ANY TRANSFER. A COPY OF SUCH RESTRICTIONS SHALL BE FURNISHED BY THE COMPANY TO THE HOLDER HEREOF UPON WRITTEN REQUEST AND WITHOUT CHARGE.

TABLE OF CONTENTS

EXHIBITS

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
KMX TECHNOLOGIES, LLC

This AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this "Agreement"), dated as of October 8, 2021 (the "Effective Date"), is adopted, executed and agreed to, for good and valuable consideration, by and among KMX Technologies, LLC, a Delaware limited liability company (the "Company"), and each of the Members (as defined below) listed on the signature pages hereto.

RECITALS

WHEREAS, the Company was formed as a limited liability company pursuant to the Act by the filing of the Certificate of Formation (the "Certificate") with the Delaware Secretary of State on February 12, 2020;

WHEREAS, in exchange for Antelope Water's (as defined below) initial Capital Contribution (as defined below) to the Company on February 21, 2020, Antelope Water received the number of Units (as defined below) in the Company set forth opposite its name on the Schedule of Members;

WHEREAS, in exchange for KMX's (as defined below) sale of certain assets to the Company pursuant to that certain Asset Purchase Agreement between KMX and the Company, dated as of February 21, 2020 (as amended from time to time, the "Asset Purchase Agreement"), KMX received the number of Units in the Company set forth opposite its name on the Schedule of Members on the terms and conditions fully set forth therein;

WHEREAS, in connection with the issuance of Units to the Members, the Members entered into that certain Limited Liability Company Agreement, dated as of February 21, 2020 (the "Prior Agreement"); and

WHEREAS, the Members desire to amend and restate the Prior Agreement in its entirety to, among other things, reflect certain changes to the composition of the Board (as defined below).

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I
DEFINITIONS

Capitalized terms used but not otherwise defined herein shall have the following meanings:

"Accredited Investors" has the meaning set forth in Rule 501 of the Securities Act.

"Act" means the Delaware Limited Liability Company Act, as may be amended from time to time.

"Additional Equity Securities" has the meaning set forth in Section 3.3.

"Additional Member" has the meaning set forth in Section 8.1.

"Additional Purchase Right" has the meaning set forth in Section 8.4(b).

"Additional Transfer Notice" has the meaning set forth in Section 8.6(c).

"Adjusted Capital Account" means with respect to any Member as of the end of any Taxable Year (or other relevant period), the balance in such Member's Capital Account after:

(a)   reducing it for any items described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5), and (6); and

(b)   increasing it for any amount such Person is obligated to contribute or is treated as being obligated to contribute to the Company pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(c) or 1.704-2(g)(1) and 1.704-2(i) after taking into account any changes during such Taxable Year (or other relevant period) in Company Minimum Gain and Member Nonrecourse Debt Minimum Gain.

This definition of "Adjusted Capital Account" is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Adjusted Capital Account as of the end of the Taxable Year (or other relevant period).

"Affiliate" of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where "control" means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

"Agreement" has the meaning set forth in the introductory paragraph.

"Annual Budget" means, for each calendar year, a comprehensive operating budget forecasting the Company's revenues, expenses and cash position on a month-to-month basis for the upcoming fiscal year.

"Antelope Water" means KMX-Antelope Holdings, LLC, a Delaware limited liability company.

"Applicable Securities" means all Equity Securities other than Incentive Units.

"Applicable Tax Rate" means the highest combined marginal Federal and State of New York income tax rates imposed on the ordinary income of individuals, taking into account the character of the income. For the avoidance of doubt, the Applicable Tax Rate for a Taxable Year shall be the same for each Member.

"Approved Sale" has the meaning set forth in Section 8.5(a).

"Asset Purchase Agreement" has the meaning set forth in the Recitals.

"Board" has the meaning set forth in Section 5.1.

"Books and Records" has the meaning set forth in Section 9.1.

"Business Day" means any day that is not a Saturday, Sunday or a day on which banking institutions in Delaware are not required to be open.

"Capital Account" has the meaning set forth in Section 3.5.

"Capital Contribution" means, with respect to any Member, the amount of money and the Gross Asset Value of any property (other than money) (net of liabilities secured by such property that the Company assumes or to which the Company's ownership of the property is subject) that any Member contributes (or is deemed to contribute) to the Company.

"Certificate" has the meaning set forth in the Recitals.

"Certificated Units" has the meaning set forth in Section 8.9.

"Chosen Courts" has the meaning set forth in Section 14.8(b).

"Class B Unit" means a Unit having the rights and obligations specified with respect to Class B Units in this Agreement.

"Code" means the United States Internal Revenue Code of 1986, as amended.

"Committee" has the meaning set forth in Section 5.8.

"Common Unit" means a Unit having the rights and obligations specified with respect to Class B Units and Netcapital Common Units in this Agreement.

"Company" has the meaning set forth in the introductory paragraph.

"Company Asset Sale" has the meaning set forth in the definition of "Sale of the Company".

"Company Minimum Gain" means "partnership minimum gain" as set forth and defined in Treasury Regulation Section 1.704-2(b)(2) and 1.704-2(d).

"Company Opportunity" has the meaning set forth in Section 5.16(a).

"Competitive Opportunity" has the meaning set forth in Section 5.16(b).

"Confidential Information" has the meaning set forth in Section 7.1(c).

"Covered Person" means (a) each Member, (b) each officer, director, equityholder, partner, manager, member, controlling Affiliate, employee, agent or representative of each Member, and each of their controlling Affiliates, and (c) each Manager, Observer, officer, employee, agent or representative of the Company.

"Deemed Liquidation Event" means a merger or consolidation of the Company (other than one in which the Members prior to such event own a majority by voting power of the outstanding securities of the surviving or acquiring company after such event), or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company, or such other extraordinary event as the Board elects to treat as a Deemed Liquidation Event.

"Depreciation" means an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for the Fiscal Year or other period, except that if the Gross Asset Value of an asset differs from its adjusted tax basis at the beginning of the Fiscal Year or other period, Depreciation will be an amount which bears the same ratio to the beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction for the Fiscal Year or other period bears to the beginning adjusted tax basis; provided, however, that if the federal income tax depreciation, amortization or other cost recovery deduction for the Fiscal Year or other period is zero, Depreciation will

3

be determined by reference to the beginning Gross Asset Value using any reasonable method.

"Distribution" means any distribution made by the Company to a Member in respect of such Member's Units, including Tax Distributions, whether in cash, property or securities of the Company and whether by liquidating distribution or otherwise; provided, that none of the following shall be a Distribution: (a) any redemption or repurchase by the Company of any securities of the Company (including Units), (b) any recapitalization, exchange or conversion of securities of the Company (including Units), (c) any subdivision (by Unit split or otherwise) or any combination (by reverse Unit split or otherwise) of any outstanding Units, (d) any fees or remuneration paid to any Member in such Member's capacity as an employee, officer, consultant, advisor, manager, board member or other provider of services to the Company or any of its Subsidiaries, (e) any reimbursements of expenses or costs to or on behalf of the Board and/or any Member by or on behalf of the Company and/or any of its Subsidiaries or (f) the Earnout Payment; provided, further, that any transaction described in clauses (a) through (f) hereof shall be treated as a distribution for tax and Capital Account maintenance purposes to the extent required by the Code and Treasury Regulations thereunder.

"Earnout Calculation" has the meaning set forth in Section 4.1(b)(ii).

"Earnout Payment" has the meaning set forth in Section 4.1(b)(i).

"Earnout Period" has the meaning set forth in Section 4.1(b)(i).

"Effective Date" has the meaning set forth in the preamble hereto.

"Equity Securities" means all equity securities or other interests of the Company, including the Units and Additional Equity Securities and any unit appreciation or similar rights, contractual or otherwise.

"Event of Withdrawal" means the death, retirement, resignation, expulsion, bankruptcy or dissolution of a Member or the occurrence of any other event that terminates the continued membership of a Member in the Company.

"Excluded Securities" means (a) Incentive Units, (b) Equity Securities issued to an unaffiliated third party purchaser in connection with any acquisition by the Company approved by the Board, (c) Equity Securities issued in a Public Offering, (d) Equity Securities issued for consideration in connection with the hiring of an executive officer of the Company or its Subsidiaries and approved by the Board, and (e) Equity Securities issued after the Effective Date to give effect to any Distribution, equity split, reverse equity split or combination or other similar *pro rata* recapitalization event affecting any class or series of Units.

"Fair Market Value" means, with respect to all non-cash (or non-cash equivalent) assets, the fair value for such assets as would be determined between a willing buyer and a willing seller in an arm's-length transaction occurring on the date of valuation as determined by the Board in its good faith discretion, taking into account all relevant factors determinative of value; provided, that the Fair Market Value of any Units will be determined assuming, if applicable, the exercise or conversion of all "in-the-money" warrants, convertible securities, options or other rights to subscribe for or purchase any additional Units or securities convertible or exchangeable into Units; provided, further, that to the extent applicable, the Fair Market Value of any publicly-traded security on any particular date of valuation shall mean the arithmetic average of the closing prices of such security's sales on the principal national securities exchange or automated quotation system on which the shares of such publicly-traded securities may at the time be listed or admitted to trading or, if not listed or admitted to trading on any national securities exchange or automated quotation system, the average of the last reported bid and asked prices on such date of valuation in the over-the-counter market as furnished by the Financial Industry Regulatory Authority, Inc., in each such case averaged over a period of five (5) trading days consisting of the day immediately prior to the day as of which valuation is being determined and the four (4) consecutive Business Days subsequent to such day; provided, further, that the aggregate Fair Market Value of the Company's assets as of the date of this Agreement shall equal an amount such that the aggregate Fair Market Value of such assets, less the liabilities of the Company, shall equal the aggregate initial Capital Accounts of the Members.

"Financing Documents" means any third party credit facility of the Company (or its Subsidiaries) and any subsequent refinancing thereof.

"Fiscal Quarter" means each calendar quarter ending March 31, June 30, September 30 and December 31, or such other quarterly period as may be established by the Board.

"Fiscal Year" has the meaning set forth in Section 9.2.

"Fully Participating Member" has the meaning set forth in Section 8.6(d)(ii).

"GAAP" means United States Generally Accepted Accounting Principles, consistently applied, for an accrual-basis company.

"Governmental Authority" means any United States or non-U.S. federal, foreign, state, municipal or local government, or political subdivision thereof, or any authority, agency or commission entitled to exercise any administrative, executive, judicial, legislative, regulatory or taxing authority or power, any court or tribunal (or any department, bureau or division thereof), or any arbitrator or arbitral body, and includes any contractor acting on behalf of any of the foregoing.

"Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for purposes of maintaining Capital Accounts, except as follows:

(a)   The initial Gross Asset Value of any asset contributed by a Member to the Company shall be such asset's gross Fair Market Value at the time of such contribution;

(b)   The Gross Asset Value of all the Company's assets will be adjusted to equal their respective gross Fair Market Values (taking Code Section 7701(g) into account) as of the following times: (i) the acquisition of an interest or an additional interest in the Company by any new or existing Member in exchange for more than a *de minimis* Capital Contribution; (ii) the distribution by the Company to a Member of more than a *de minimis* amount of property or money as consideration for an interest in the Company; (iii) the grant of an interest in the Company as consideration for the provision of services to or for the benefit of the Company; and (iv) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g);

(c)   The Gross Asset Value of any asset distributed to a Member by the Company shall be such asset's gross Fair Market Value (taking Code Section 7701(g) into account) at the time of such distribution;

(d)   The Gross Asset Values of the Company's assets will be increased or decreased to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m); provided, however, that Gross Asset Values shall not be adjusted pursuant to this paragraph (d) to the extent that an adjustment pursuant to paragraph (b) is required in connection with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d); and

(e)   If the Gross Asset Value of an asset has been determined or adjusted pursuant to paragraphs (a), (b), or (d), then the Gross Asset Value will thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Net Profits and Net Losses.

"Gross Revenues" has the meaning set forth in Section 4.1(b)(i).

"Incentive Unit" means a Unit having the rights and obligations specified with respect to Incentive Units in this Agreement and the applicable Incentive Unit Grant Agreement.

"Incentive Unit Grant Agreement" has the meaning set forth in Section 3.9(b).

"Indebtedness" means, with respect to the Company and its Subsidiaries, but without duplication, (a) all indebtedness of the Company and its Subsidiaries for borrowed money and all accrued interest thereon (other than accounts payable in the ordinary course of business), including arising from loans, advances, letters of credit, surety bonds and obligations related thereto, (b) all obligations of the Company and its Subsidiaries for the deferred purchase price of assets, property or services other than (i) operating or other leases of property (except as set forth in clause (d) below), (ii) trade payables and (iii) other non-ordinary course third party payables, accrued expenses and liabilities to current and/or former employees incurred in the ordinary course of business, (c) all obligations of the Company and its Subsidiaries evidenced by notes, bonds, debentures, hedging and swap arrangements or contracts or other similar instruments other than trade payables, accrued expenses and liabilities to current and/or former employees incurred in the ordinary course of business, (d) all capital lease obligations of the Company and its Subsidiaries, (e) all accrued and unpaid interest on any Indebtedness referred to in clauses (a) through (d) above through the date of this Agreement and any prepayment penalties, premiums, consent or other fees, breakage costs on interest rate swaps and any other hedging obligations (including foreign exchange contracts) or other costs incurred in connection with the repayment or assumption of such Indebtedness, and (f) all Indebtedness of others of the type referred to in clauses (a) through (e) above guaranteed directly or indirectly in any manner by the Company or its Subsidiaries.

"Initial Public Offering" means a firm commitment underwritten public offering of the equity of the Company (or its successor entity).

"Initial Subscribing Investor" has the meaning set forth in Section 8.4(e).

"Insurance Policy" has the meaning set forth in Section 5.12(d).

"IRS" means the U.S. Internal Revenue Service.

"IRS Notice" has the meaning set forth in Section 10.4(a).

"Joinder Agreement" has the meaning set forth in Section 8.1.

"KMX" means KMX Membrane Technologies Corp., a corporation incorporated under the *Business Corporations Act* (Ontario).

"KMX Parent" means KMX Corporation, a corporation incorporated under the *Business Corporations Act* (Ontario).

"Majority" means a Member or the Members holding at least a majority of the then outstanding Units held by Members.

"Managers" means each of the Persons elected as a Manager pursuant to and in accordance with the terms of this Agreement.

"Member" means each Person listed on the Schedule of Members as a Member and any Person admitted to the Company as an Additional Member; but only so long as such Person is shown on the Company's Books and Records as the owner of one or more Units.

"Member Nominee" has the meaning set forth in Section 8.5(c).

"Member Nonrecourse Debt" has the meaning of "partner nonrecourse debt" as set forth in Treasury Regulation Section 1.704-2(b)(4).

"Member Nonrecourse Debt Minimum Gain" has the meaning of "partner nonrecourse debt minimum gain" as set forth in Treasury Regulation Section 1.704-2(i)(2).

"Member Nonrecourse Deductions" has the meaning of "partner nonrecourse deductions" set forth in Treasury Regulation Section 1.704-2(i)(1) and 1.704-2(i)(2).

"Netcapital Common Unit" means a Unit having the rights and obligations specified with respect to Netcapital Common Units in this Agreement.

"Net Taxable Income" means, for any Member, the amount of net taxable income allocated to a Member for any Taxable Year pursuant to Section 4.5 (less the amount of taxable losses allocated to such Member for prior Taxable Years that have not reduced the computation of Net Taxable Income for a prior Taxable Year). Net Taxable Income for any Member shall be based on the amounts of taxable income, gain, loss, deduction, expenses, and credits shown on the IRS Form K-1 with respect to such Member for the Taxable Year.

"Nonrecourse Deductions" has the meaning set forth in Treasury Regulation Section 1.704-2(b)(1).

"Nonrecourse Liability" has the meaning set forth in Treasury Regulation Section 1.704-2(b)(3).

"Observer" has the meaning set forth in Section 5.6.

"Offered Units" has the meaning set forth in Section 8.6(a).

"Order" has the meaning set forth in Section 7.1(b).

"Other Accredited Member" has the meaning set forth in Section 8.4(e).

"Other Business" has the meaning set forth in Section 5.16(a).

"Other Business Covered Persons" has the meaning set forth in Section 5.16(a).

"Overallotment Notice" has the meaning set forth in Section 8.6(d)(ii).

"Participating Member" has the meaning set forth in Section 8.6(d)(i).

"Participation Threshold" means the amount as follows:

(a)   the initial Participation Threshold for any newly granted Incentive Unit shall be determined by the Board and set forth in the applicable Incentive Unit Grant Agreement; provided that if the Incentive Unit is to constitute a "profits interest" that meets all of the safe harbor requirements in IRS Revenue Procedure 93-27 and Revenue Procedure 2001-43, the initial Participation Threshold with respect to such newly granted Incentive Unit shall at least equal the amount that would be distributed with respect to each Common Unit on an as converted basis (immediately prior to the issuance of such Incentive Unit) pursuant to Section 4.1(a) if the Company sold its assets at the then Fair Market Value (as determined in good faith by the Board), repaid its liabilities in accordance with their terms, and distributed any remaining proceeds under Section 4.1(a)(ii).

(b)   the Participation Threshold of any Incentive Unit shall be adjusted as follows:

(i)   if a Distribution would be made under Section 4.1(a) with respect to such Incentive Unit but for the Participation Threshold applicable to such Incentive Unit being non-zero, the Participation Threshold will be reduced, but not below zero, by the amount of such Distribution that is not distributed due to the Participation Threshold applicable to the Incentive Unit;

(ii)   if the Members make a Capital Contribution *pro rata* in accordance with their respective holdings of Common Units and not in exchange for additional Common Units, the Participation Threshold for each outstanding Incentive Unit (including an unvested Incentive Unit) will be increased by the amount contributed on account of each Common Unit;

(iii)   in the event of any adjustments to the capital structure of the Company (including Unit splits and combinations), the Participation Threshold shall be appropriately adjusted to reflect such adjustment (as determined in good faith by the Board) so as to ensure that a holder of an Incentive Unit is not advantaged or disadvantaged by such change in capital structure; and

(iv)   the Participation Threshold of an Incentive Unit shall be reduced to zero as provided for in the Incentive Unit Grant Agreement to the extent that the holder of such Incentive Unit has paid to the Company in cash an amount equal to the Participation Threshold of such Incentive Unit.

"Permitted Member Transferee" means (a) any spouse or lineal descendants (including adopted children) of the Member, (b) any trust solely for the benefit of the Member and/or for the benefit of the Member's spouse or lineal descendants (including adopted children), (c) a family trust, partnership or limited liability company under the control of the Member or established solely for the Member's benefit and/or for the benefit of his or her spouse or lineal descendants (including adopted children) or for estate planning purposes provided such family trust, partnership or limited liability company remains under the Member's control, (d) the Member's estate, (e) any wholly-owned Subsidiary of the Member, and (f) any transferee admitted as a Member pursuant to the terms of the this Agreement.

"Permitted Transfer" means a Transfer by any Member to a Permitted Member Transferee or any other Transferee approved in writing by the Board.

"Permitted Transferee" means any Person to whom a Permitted Transfer is made.

"Person" shall be construed as broadly as possible and shall include an individual or natural person, a partnership (including a limited liability partnership), a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Authority.

"Preemptive Offer" has the meaning set forth in Section 8.4(a).

"Preemptive Offer Notice" has the meaning set forth in Section 8.4(a).

"Preemptive Offer Number" has the meaning set forth in Section 8.4(b).

"Preemptive Offer Period" has the meaning set forth in Section 8.4(a).

"Prior Agreement" has the meaning set forth in the Recitals.

"Pro Rata Amount" means, with respect to any Member, a fraction, expressed as a percentage, (a) the numerator of which is the total number of Units held by such Member on an as converted basis, and (b) the denominator of which is the total number of Units then outstanding on an as converted basis.

"Profits" or "Losses" means, for any year or other period, an amount equal to the Company's taxable income or loss for such year or other period, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments:

(a)   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses shall be added to such taxable income or loss;

(b)   Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i) and not otherwise taken into account in computing Profits or Losses shall be subtracted from Profits or Losses;

(c)   Gains or losses resulting from any disposition of Company asset with respect to which gains or losses are recognized for federal income tax purposes shall be computed with reference to the Gross Asset Value of the Company asset disposed of (rather than such asset's adjusted tax basis, if different);

(d)   In lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing the taxable income or loss, there will be taken into account Depreciation for such year or other period (computed in accordance with the definition of Depreciation);

(e)   If the Gross Asset Value of any Company asset is adjusted pursuant to paragraph (b) or (c) of the definition of "Gross Asset Value," the amount of the adjustment will be taken into account as gain or loss from the disposition of the asset for purposes of computing Profits or Losses;

(f)   to the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's interest in the Company, the amount of such adjustment will be treated as an item of gain (if the adjustment increases the basis of such asset) or loss (if the adjustment decreases such basis) from the disposition of such asset and will be taken into account for purposes of computing Profits or Losses; and

(g)   Notwithstanding any other provision of this definitions, any items of income, gain, loss or deduction that are specially allocated pursuant to Section 4.3 will not be taken into account in computing Profits or Losses. Instead, the amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to Section 4.3 will be determined by applying rules analogous to those set forth in paragraphs (a) through (f) above).

"Public Offering" means an offering of Equity Securities (or any successor-in-interest of the foregoing), listed on a nationally recognized exchange, which is made pursuant to an effective registration statement under the Securities Act.

"Purchase Notice" has the meaning set forth in Section 8.4(b).

"Quarterly Tax Liability" has the meaning set forth in Section 4.1(c)(iv).

"Regulatory Allocations" has the meaning set forth in Section 4.3(g).

"Remaining Units" has the meaning set forth in Section 8.6(c).

"Required Tax Distribution Amount" has the meaning set forth in Section 4.1(c)(i).

"Review Period" has the meaning set forth in Section 4.1(b)(iii).

"Revised Partnership Audit Provisions" means Code Sections 6221 through 6241 as originally enacted in P.L. 114-74, and as may be amended, and including any Treasury Regulations or other administrative guidance promulgated by the Internal Revenue Service thereunder or successor provisions and any comparable provision of non-U.S. or U.S. state or local law.

"Safe Harbor" has the meaning set forth in Section 10.4(a).

"Sale of the Company" means a transaction or series of transactions involving either: (a) the Transfer to any Person or group of Persons (other than a Member or an Affiliate of any Member) for value, of all or substantially all of the assets of the Company and its Subsidiaries on a consolidated basis (a "Company Asset Sale") or (b) a merger, consolidation or Transfer of securities by the holders of securities of the Company with any Person (other than a Member or an Affiliate of any Member) the result of which is that the "beneficial owners" (as such term is defined in Rule 13d-3 and Rule 13d-5 promulgated under the Securities Exchange Act), directly or indirectly through one (1) or more intermediaries, of Equity Securities representing the right to receive at least fifty percent (50%) of the capital and at least fifty percent (50%) of the profits of the Company immediately preceding the transaction, no longer represent the right to receive at least fifty percent (50%) of the capital and at least fifty percent (50%) of the profits of the Company after giving effect to such transaction. Notwithstanding the foregoing, (i) no such transaction or series of related transactions (including by way of merger, consolidation, recapitalization, reorganization, sale of securities or otherwise) in connection with a Public Offering will be deemed a Sale of the Company, and (ii) a Sale of the Company will not include any such transaction effected by the issuance of securities by the Company or any of its Subsidiaries.

"SEC" means the U.S. Securities and Exchange Commission.

"Securities" means any form of common or preferred equity of any Person or any debt security of such Person, including, without limitation, the Equity Securities (including warrants, rights, put and call options and other options relating thereto or any combination thereof, and any notes, bonds, debentures, trust receipts and other obligations, instruments or evidences of Indebtedness, choices in action, other property or interests commonly regarded as securities, interests in real property, whether improved or unimproved, and interests in personal property of all kinds, tangible or intangible (including cash and bank deposits).

"Securities Act" means the Securities Act of 1933, as amended, and applicable rules and regulations thereunder, and any successor to such statute, rules or regulations. Any reference herein to a specific section, rule or regulation of the Securities Act shall be deemed to include any corresponding provisions of future law.

"Selling Member" has the meaning set forth in Section 8.6(a).

"Subscribing Members" has the meaning set forth in Section 8.4(a).

"Subsidiary" means, with respect to any Person, any corporation, limited liability company, partnership, association or business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the membership, partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity (other than a corporation) if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control any managing director or general partner of such limited liability company, partnership, association or other business entity. For purposes hereof, references to a "Subsidiary" of any Person shall be given effect only at such times that such Person has one or more Subsidiaries, and, unless otherwise indicated, the term "Subsidiary" refers to a Subsidiary of the Company.

"Tax" or "Taxes" means any federal, state, county, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties (civil or criminal) or additions to tax or additional amounts in respect of the foregoing.

"Tax Contests" has the meaning set forth in Section 10.3(a).

"Tax Distribution" has the meaning set forth in Section 4.1(c)(vi).

"Tax Matters Member" means (i) the Managers or (ii) upon the resignation of the Managers such other Person as shall be designated by the Board.

"Taxable Year" means the taxable year of the Company determined under Section 10.1.

"Transfer" means any sale, transfer, assignment, pledge, mortgage, exchange, grant of a security interest or other direct or indirect disposition or encumbrance of an interest (legal or beneficial) whether with or without consideration, whether voluntarily or involuntarily or by operation of law or the acts thereof. The terms "Transferee," "Transferred," and other forms of the word "Transfer" shall have correlative meanings.

"Transfer Notice" has the meaning set forth in Section 8.6(a).

"Treasury Regulations" means the U.S. federal income tax regulations promulgated under the Code and effective as of the date hereof.

"Unit" means a unit of a Member or Transferee in the Company representing a fractional part of interests in Profits, Losses and Distributions of the Company held by all Members and Transferees and shall include Common Units and Incentive Units; provided, that any class, series or group of Units issued shall have relative rights, powers and duties set forth in this Agreement.

ARTICLE II
ORGANIZATIONAL MATTERS

2.1   Amendment and Restatement. Upon the effectiveness of this Agreement, the Prior Agreement shall be deemed amended and restated in its entirety and replaced and superseded by this Agreement. This Agreement establishes the affairs of the Company and the conduct of its business in accordance with the provisions of the Act.

2.2   Certificate. The Certificate was filed with the Secretary of State of the State of Delaware on February 12, 2020. The Members hereby ratify and adopt the Certificate and agree to execute, file and record all certificates and documents, including amendments to the Certificate, and to do such other acts as may be appropriate to comply with all requirements for the continuation and operation of the Company, the ownership of property and the conduct of business under the laws of the State of Delaware and any other jurisdiction in which the Company may own property or conduct business. The officers of the Company shall take any and all other actions reasonably necessary to maintain the status of the Company under the laws of the State of Delaware.

2.3   Name. The name of the limited liability company governed hereby shall be "KMX Technologies, LLC". The Board may change the name of the Company at any time and from time to time. Notification of any such change shall be given to all Members. The Company's business may be conducted under its name and/or any other name or names deemed advisable by the Board. The Company shall hold all of its property in the name of the Company and not in the name of any Manager, officer of the Company or Member.

2.4   Purpose. The purpose and business of the Company shall be to engage in any lawful act or activity which may be conducted by a limited liability company formed pursuant to the Act and engaging in all activities necessary or incidental to the foregoing. Subject to the Act, the provisions of this Agreement and the other agreements contemplated hereby, (a) the Company may, with the approval of the Board, enter into and perform under any and all documents, agreements and instruments, all without any further act, vote or approval of any Member, and (b) the Board may authorize any Person (including any Manager, Member or officer of the Company) to enter into and perform under any document, agreement or instrument on behalf of the Company.

2.5   Limited Liability Company Agreement. The Members hereby agree that, during the term of the Company set forth in Section 2.7, the rights and obligations of the Members with respect to the Company will be determined in accordance with the terms and conditions of this Agreement and, except where the Act provides that such rights and obligations specified in the Act shall apply "unless otherwise provided in a limited liability company agreement" or words of similar effect, such rights and obligations are set forth in this Agreement and the Act.

2.6   Principal Office; Registered Office. The principal office of the Company shall be located at such place as the Board may from time to time designate, and all business and activities of the Company shall be deemed to have occurred at its principal office. The Company may maintain offices at such other place or places as the Board deems advisable. Notification of any such change in the location of the principal office of the Company shall be given to all Members. The address of the registered office of the Company in the State of Delaware shall be the office of the initial registered agent named in the Certificate or such other office (which need not be a place of business of the Company) as the Board may designate from time to time in the manner provided by applicable law, and the registered agent for service of process on the Company in the State of Delaware at such registered office shall be the registered agent named in the Certificate or such Person or Persons as the Board may designate from time to time in the manner provided by applicable law.

2.7 <u>Term</u>. The term of the Company commenced upon the filing of the Certificate in accordance with the Act and shall continue in existence until termination and dissolution thereof in accordance with the provisions of <u>Article XII</u>.

2.8 <u>No State-Law Partnership</u>. The Members intend that the Company not be a partnership (including a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member by virtue of this Agreement, for any purposes, and neither this Agreement nor any other document entered into by the Company or any Member relating to the subject matter hereof shall be construed to suggest otherwise. Nothing in this <u>Section 2.8</u> shall control with respect to income Tax treatment of the Company.

ARTICLE III
<u>UNITS; CAPITAL CONTRIBUTIONS</u>

3.1 <u>Units</u>. Each Member's interest in the Company shall be represented by the Units owned by such Member. No Units issued hereunder shall be Certificated Units unless otherwise determined by the Board. The Company may issue fractional Units. So long as any Units are owned by or on behalf of the Company, such Units will not be considered outstanding for any purpose.

3.2 <u>Schedule of Members; Additional Capital Contributions</u>.

(a) The Company shall on an ongoing basis maintain on a <u>Schedule of Members</u> containing a current and complete record of all Units of each class of Units, and their owners and such owners' addresses; and with respect to Incentive Units, the Company shall maintain a record of the Participation Threshold applicable to such Units. A copy of the <u>Schedule of Members</u> shall be provided to a Member upon written request and to any other Member as required by law. Any Member not entitled to receive the <u>Schedule of Member</u> shall be given summary information concerning such Member's Units and ownership in the Company relative to others upon written request. Any reference in this Agreement to the <u>Schedule of Members</u> shall be deemed a reference to the <u>Schedule of Members</u> as amended and in effect from time to time in accordance with this Agreement.

(b) Except as otherwise required by a subsequent agreement entered into between the Company and such Member, no Member shall be required to make any additional Capital Contributions to the Company.

3.3 <u>Issuance of Additional Units</u>. Subject to compliance with <u>Sections 8.4</u> and <u>14.1</u>, the Board, in its sole discretion, shall have the right to cause the Company to create and/or issue (a) additional Units or other interests in the Company (including Incentive Units pursuant to <u>Section 3.9</u> or other new classes, groups or series thereof having different rights, powers and/or obligations), (b) obligations, evidences of Indebtedness or other securities or interests convertible or exchangeable into Units or other Equity Securities in the Company, and (c) warrants, options or other rights to purchase or otherwise acquire Units or other interests in the Company (collectively, "<u>Additional Equity Securities</u>"). In such event, the Board shall have the power to amend this Agreement and/or the <u>Schedule of Members</u> to reflect such additional issuances and dilution and to make any such other amendments as it deems necessary or desirable to reflect such additional issuances (including amending this Agreement to increase the number of Equity Securities of any class, group or series, to create and authorize a new class, group or series of Equity Securities and to add the terms of such new class, group or series including economic and governance rights which may be different from, senior to or more favorable than the other existing Equity Securities).

3.4 <u>New Members</u>. Subject to compliance with the terms and conditions herein

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(including Article VIII), any Person who acquires Equity Securities from the Company shall be admitted to the Company as a Member. After the date hereof, except with respect to Incentive Units, each Person who acquires Units shall, in exchange for such Units, make a Capital Contribution to the Company.

3.5 Capital Accounts. A separate capital account (each a "Capital Account") for each Member shall be established on the Books and Records of the Company in compliance with Code Section 704(b) and the Treasury Regulations. This Section 3.5 and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulation Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Treasury Regulation.

3.6 Negative Capital Accounts. No Member shall be required to pay to any other Member or the Company any deficit or negative balance which may exist from time to time in such Member's Capital Account (including upon and after dissolution of the Company).

3.7 No Withdrawal. No Person shall be entitled to withdraw any part of such Person's Capital Contributions or Capital Account or to receive any Distribution from the Company, except as expressly provided herein.

3.8 Loans From Members. Loans by Members to the Company shall not be considered Capital Contributions. If any Member shall loan funds to the Company in excess of the amounts required hereunder to be contributed by such Member to the capital of the Company, the making of such loans shall not result in any increase in the amount of the Capital Account of such Member. The amount of any such loans shall be a debt of the Company to such Member and shall, subject to Section 6.6, be payable or collectible in accordance with the terms and conditions upon which such loans are made.

3.9 Incentive Units.

(a) Subject to Section 6.6, the Board, at its sole discretion, shall have the right to cause the Company to issue Incentive Units to a Person in exchange for services performed or to be performed for the Company or one of its Subsidiaries by such Person, rather than in exchange for Capital Contributions made to the Company by such Person; provided, however, that the Company shall not issue Incentive Units for which the aggregate Pro Rata Amount (including all previously issued Incentive Units) exceeds ten percent (10%) without the prior written consent of KMX.

(b) The Company shall issue each Incentive Unit pursuant to and in accordance with a grant agreement (each such agreement, an "Incentive Unit Grant Agreement"), approved by the Board at its sole discretion, between the Company and the recipient of such Incentive Unit. Each Incentive Unit Grant Agreement may provide for, among other matters, the vesting and forfeiture of, Transfer restrictions relating to, or repurchase by the Company of, such Incentive Unit. Each Incentive Unit Grant Agreement shall be granted in compliance with Rule 701 of the Securities Act or another applicable exemption.

(c) At the time of its issuance, the Company shall determine and record on the Schedule of Members and in the applicable Incentive Unit Grant Agreement the initial Participation Threshold of such Incentive Unit.

(d) Unless otherwise provided in any applicable Incentive Unit Grant Agreement, no Incentive Unit subject to an Incentive Unit Grant Agreement shall be entitled to receive any Distributions under Article IV (other than Tax Distributions provided for in Section 4.1(c)) until such Incentive Unit is fully vested.

(e) A Person shall be awarded the Incentive Units, and, to the extent such Person is not already a Member of the Company, shall become a Member of the Company upon the execution of the Incentive Unit Grant Agreement and the Joinder Agreement and, if any Incentive Units are unvested on grant, the timely filing of an election under Code Section 83(b) with respect to such Incentive Unit.

ARTICLE IV
DISTRIBUTIONS AND ALLOCATIONS

4.1   Distributions.

(a)   Subject to the provisions of this Article IV, the Board, at its sole discretion, shall have the authority to determine the timing and the aggregate amount of any Distributions to the Members. Other than with respect to Tax Distributions and the Earnout Payment, if any, the Company shall make all Distributions to the Members as follows (with each determination made as of the time of the Distribution):

(i)   General Distributions. General Distributions will be made in accordance with Section 4.1(a)(ii).

(ii)   Deemed Liquidation Event Distributions. In the event of the liquidation, dissolution or winding up of the Company or a Deemed Liquidation Event, the proceeds available for Distribution related thereto shall be paid to the holders of Units based upon their respective Pro Rata Amounts.

Notwithstanding the foregoing provisions of this Section 4.1(a), amounts that would otherwise be distributed to any Incentive Unit that was issued with a Participation Threshold shall not be so distributed until its Participation Threshold is reduced to zero and the amount by which the Distribution to such Incentive Unit is reduced shall instead be deemed a new amount available for distribution and distributed to the Members as provided in the foregoing provisions of this Section 4.1(a). Further, unless otherwise determined by the Board, any Distributions pursuant to this Section 4.1(a) with respect to unvested Incentive Units shall be held by the Company until such Incentive Units vest, at which time any such retained Distributions shall be released to the holder of such then vested Incentive Units. Any retained Distributions pursuant to the foregoing sentence that are forfeited as a result of the forfeiture without vesting of the applicable Incentive Units shall thereafter be allocated in accordance with this Section 4.1(a). Only after an Incentive Unit has no Participation Threshold remaining and then, only to the extent vested (unless otherwise determined by the Board of Managers), shall such Incentive Unit participate in any remaining amounts to be distributed in accordance with the provisions of this Section 4.1(a). Any retained Distributions pursuant to the foregoing sentence that are forfeited as a result of the forfeiture without vesting of the applicable Incentive Unit shall thereafter be distributed as if newly available in accordance with this Section 4.1(a).

(b)   Earnout Payment.

(i)   Notwithstanding the provisions of Section 4.1(a) above, the Company shall, in accordance with this Section 4.1(b), make a payment to KMX (or its transferees) of an amount equal to ten percent (10%) of the gross revenues received from the operation of the business of the Company, calculated on a consolidated basis and in accordance with GAAP ("Gross Revenues") for the period beginning as of February 21, 2020 through and including February 28, 2021 (the "Earnout Payment"; such period, the "Earnout Period").

(ii)   Within thirty (30) days following the end of the Earnout Period, the Company shall provide KMX (or its transferees) with (x) payment in cash of the Earnout Payment and (y) a reasonably detailed calculation of the Gross Revenues for the Earnout Period (the "Earnout Calculation").

(iii)   After receipt of the Earnout Calculation, KMX, shall have thirty (30) days (the "Review Period") to review the Earnout Calculation. On or prior to the last day of the Review Period, KMX may object to the Earnout Calculation by delivering to the Company a written statement setting forth its objections in reasonable detail. If KMX fails to deliver such written statement of objections before the expiration of the Review Period, the Earnout Calculation shall be deemed to have been accepted by KMX. If KMX delivers such written statement of objections before the expiration of the Review Period, the Company and KMX shall negotiate in good faith to resolve such objections within thirty (30) days after delivery of such written statement of objections, and if the same are so resolved within such thirty (30) day period, the Earnout Calculation, with such changes as may have been previously agreed in writing by the Company and KMX, shall be binding and conclusive.

(iv)   If the Company and KMX fail to reach an agreement with respect to the matters set forth in the written statement of objections described in Section 4.1(b)(iii), then the Earnout Calculation shall be submitted for resolution to an independent certified public accountant mutually agreed by the Company and KMX. Such independent accountant shall make a determination as soon as practicable within thirty (30) days (or such other time as the Company and KMX shall agree in writing) after its engagement, and the Company and KMX agree that a determination by such independent accountant shall be binding and conclusive on the Company and KMX. If the independent accountant determines that an adjustment to the amount of the Earnout Payment is supported by its review of the Earnout Calculation, the Company shall make a payment in the amount of such adjustment to KMX (or its transferees) within ten (10) days following the date of the independent accountant's determination. The fees and expenses of the independent accountant shall be paid one-half (½) by the Company and one-half (½) by KMX.

(v)   The Earnout Payment, if any, shall be treated for federal income tax purposes as a payment of sale proceeds received pursuant to the Asset Purchase Agreement.

(c)   Tax Distributions.

(i)   Notwithstanding the provisions of Section 4.1(a) above, the Company shall, in accordance with this Section 4.1(c), make Distributions for each Taxable Year such that each Member has received an amount of cash that is equal to (A) the Net Taxable Income of such Member for such Taxable Year multiplied by, (B) the Applicable Tax Rate for such Taxable Year. The amount that is required to be distributed to each Member under this Section 4.1(c) for a Taxable Year shall be referred to as the "Required Tax Distribution Amount." Such Distributions will be payable based on quarterly Tax Distributions pursuant to Section 4.1(c)(iii) with final payments pursuant to Section 4.1(c)(v).

(ii)   The Required Tax Distribution Amount of any Member for a Taxable Year shall be appropriately adjusted to reflect any Tax credits (or Tax credits recapture) relating to the Company or any of its Subsidiaries allocated to such Member for such Taxable Year under this Agreement and the Code.

(iii)   For each fiscal quarter within a Taxable Year, the Company shall make Tax Distributions to each Member in an amount equal to the excess of (A) the Member's estimated Quarterly Tax Liability for the current and all prior fiscal quarters of the Taxable Year (net of taxable losses allocated to the Members in prior Taxable Years not previously taken into account under this Section 4.1(c)), less (B) any Distributions previously made (or deemed made) pursuant to this Section 4.1(c) attributable to the Taxable Year that includes such fiscal quarter. Distributions (including under Section 4.1(a)) to a Member during a Taxable Year will be treated as Tax Distributions for such year to the extent of the amount calculated for such Member with respect to such year pursuant to the preceding sentence.

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(iv)   For purposes of this <u>Section 4.1(c)</u>, "<u>Quarterly Tax Liability</u>" for a Member means a reasonable estimate by the Board of the product of: (A) the amount of taxable income determined in accordance with Code Section 703(a) of the Code (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code will be included in taxable income) to be allocated to a Member for a fiscal quarter, <u>multiplied by</u> (B) the Applicable Tax Rate for the Taxable Year to which the quarterly tax distribution relates.

(v)   A final accounting for Required Tax Distribution Amount will be made for each Taxable Year after the Company's actual taxable income has been determined. If, with respect to a Taxable Year, the aggregate amount of quarterly Tax Distributions received by a Member is less than the Member's Required Tax Distribution Amount, then the Company shall promptly distribute an amount of cash equal to such shortfall to such Member. If, with respect to a Taxable Year, the aggregate amount of quarterly Tax Distributions received by a Member exceeds the Member's Required Tax Distribution Amount, then (A) such Member shall repay this excess amount to the Company within fifteen (15) days after delivery of a written notice stating the amount of such excess, or (B) if the Member ceases to be a Member, refunded, without interest, by such former Member in cash to the Company within fifteen (15) days after the date on which the Member ceases to be a Member. Any amount so repaid shall result in the Distribution and the corresponding repayment being deemed to have not been made for other purposes of this Agreement.

(vi)   Any Distributions actually made to a Member under this <u>Section 4.1(c)</u> (including to the extent offset under <u>Section 4.1(e)</u>) shall be referred to as a "<u>Tax Distribution</u>."

(vii)   The amount of any Tax Distributions made to a Member under this <u>Section 4.1(c)</u> shall be offset against the next future Distributions to which such Member is entitled under <u>Section 4.1(a)</u> (including pursuant to <u>Section 12.2</u>) as quickly as possible in such a manner that, immediately after any Distribution has been made pursuant to <u>Section 4.1(a)</u>, the cumulative amount of Distributions that have actually been received by each Member pursuant to <u>Section 4.1(a)</u> and this <u>Section 4.1(c)</u> equals (to the extent possible) the distributions that such Member would have received if all amounts distributed by the Company (including the Required Tax Distribution Amounts that have been distributed) had been distributed in the absence of this <u>Section 4.1(c)</u>.

(d)   <u>Distributions In Kind</u>. The Company may make Distributions in property other than United States dollars. For all purposes of maintaining Capital Accounts, (i) any property (other than United States dollars) distributed in kind to one or more Members shall be deemed sold for cash (denominated in United States dollars) equal to its Fair Market Value (net of any relevant liabilities secured by such property) and subject to <u>Sections 4.1(a)</u> and (ii) any unrealized Profit or Loss inherent in such property shall be treated as recognized gain or loss for purposes of determining Profits and Losses of the Company for the Taxable Year (or other relevant period) of the Distribution.

(e)   <u>Withholding Taxes; Taxes Attributable to Members</u>. If the Company is required by law to pay any Tax that is specifically attributable to any Member (or direct or indirect shareholder, member, or other owner of such Member), including withholding Taxes, state unincorporated business Taxes, and Taxes imposed under the Revised Partnership Audit Provisions, then such Member shall indemnify and reimburse the Company for such Tax (and any related interest and penalties). The Company may offset Distributions (including Tax Distributions) and other amounts which any Member is otherwise entitled to receive under this Agreement against a Member's indemnification obligations under this <u>Section 4.1(e)</u> and, to the extent offset, such amount shall, for all purposes of this Agreement (other than as necessary to properly maintain Capital Accounts or to properly determine the allocations of Profits and Losses), be treated as distributed or otherwise paid to such Member. A Member's obligation to pay or indemnify for a Tax (and related interest and penalties) shall survive the Member selling or otherwise disposing of its interest in the Company and the termination, dissolution, liquidation, or winding up of the Company. Any indemnity or payment pursuant to this Section 4.1(e) shall not be treated as a Capital Contribution but shall, to the extent necessary to properly maintain Capital Accounts, increase a Member's Capital Account.

(f)   Limitations on Distributions. Notwithstanding any other provision of this Section 4.1, no Distribution (including Tax Distributions) shall be made if: (i) it would violate any law, rule, regulation, order or directive of any Governmental Authority then applicable to the Company; (ii) it would violate any term of any Financing Documents or any other contract or agreement with a third party entered into by the Company or any Subsidiary; or (iii) following the Distribution, the Company and its Subsidiaries would not have sufficient cash to operate in the ordinary course of business or otherwise would jeopardize its ability to satisfy any obligation or liability of the Company or such Subsidiary in the reasonable discretion of the Board.

(g)   No Limitation On Other Provisions. Subject to Section 6.6, nothing in this Section 4.1 shall preclude the Company from making: (i) "guaranteed payments" to Members that provide services to the Company in exchange for such services in the ordinary course of business consistent with past practices and approved by the Board; (ii) redeeming any Unit if such redemption is approved by the Board; (iii) reimbursing a Member for expenses incurred on behalf of the Company or otherwise indemnifying a Member as provided for in this Agreement; or (iv) otherwise making a payment to any Member that does not constitute a Distribution.

4.2   Allocations of Profits and Losses.

(a)   Except as otherwise provided in Section 4.3 or Section 4.4, Profits and Losses for any year (or other relevant period) shall be allocated among the Members in such a manner as to reduce or eliminate, to the extent possible, any difference with respect to each Member, as of the end of such year (or other relevant period), between:

(i)   The sum of (1) the Capital Account of such Member, (2) such Member's share of Company Minimum Gain, (3) such Member's share of Member Nonrecourse Debt Minimum Gain; and (4) the amount, if any, that such Member is obligated (or deemed obligated) to contribute, in such Person's capacity as a partner of the Company for federal income tax purposes (computed immediately prior to the hypothetical liquidation of assets in Section 4.1(a)(ii))); and

(ii)   The respective net amounts, positive or negative, which would be distributed to such Member, or for which the Company would be liable, if the Company were to (1) liquidate the assets of the Company for an amount equal to their Gross Asset Value (which Gross Asset Value, for the avoidance of doubt, shall not be adjusted to reflect the hypothetical liquidation), (2) satisfy its liabilities in accordance with their terms (limited in the case of any Nonrecourse Liability to the Gross Asset Value of the asset(s) securing such liability), and (3) distribute the proceeds of liquidation pursuant to Section 12.2.

(b)   Limitation on Allocation of Net Losses. Notwithstanding any other provision contained in Section 4.2, losses and individual items of loss or deduction may not be allocated to a Member to the extent the allocation would result in a Member having an Adjusted Capital Account Deficit at the end of any Taxable Year. Any such items in excess of this limitation will be allocated among the other Members (to the extent not subject to the limitation under this Section 4.2(b)) in accordance with Section 4.2(a).

4.3   Special Allocations. Notwithstanding any other provision of this Agreement, the following special allocations shall be made in the following order:

(a)   Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulation Section 1.704-2(f), notwithstanding any other provision of this Article IV, if there is a net decrease in Company Minimum Gain during any Taxable Year (or other relevant period), each Member shall be specially allocated items of Company income and gain for such Taxable Years (or other relevant periods) (and, if necessary, subsequent Taxable Year (or other relevant period)) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulation Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member in accordance with Treasury Regulation Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 4.3(a) is intended to comply with the minimum gain chargeback requirements in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(b)   Member Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulation Section 1.704-2(i)(4), notwithstanding any other provision of this Article IV, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to an item of Member Nonrecourse Debt during any Taxable Year (or other relevant period), each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such item of Member Nonrecourse Debt, determined in accordance with Treasury Regulation Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such Taxable Years (or other relevant periods) (and, if necessary, subsequent Taxable Year (or other relevant period)) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt, determined in accordance with Treasury Regulation Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be allocated shall be determined in accordance with Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 4.3(b) is intended to comply with the minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c)   Qualified Income Offset. If any Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6) resulting in, or increasing, an Adjusted Capital Account Deficit for such Member, items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible, provided that an allocation pursuant to this Section 4.3(c) shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article IV have been tentatively made as if this Section 4.3(c) were not in this Agreement. This Section 4.3(c) is intended to constitute a "qualified income offset" as provided by Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(d)   Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any Taxable Year (or other relevant period) shall be specially allocated to the Members in accordance with Treasury Regulation Section 1.704-2(i).

(e)   Nonrecourse Deductions. Nonrecourse Deductions for any Taxable Year (or other relevant period) and any other deductions or losses for any Taxable Year attributable to a liability owed by the Company to a Person to the extent that no Member bears the economic risk of loss (as determined in accordance with Treasury Regulation Section 1.752-2) shall be specially allocated in accordance with the Members' Pro Rata Amounts.

(f)   Section 754 Adjustments. Items of income, gain, loss, and deductions shall be

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specifically allocated to the Members to comply with Treasury Regulation Section 1.704-1(b)(2)(iv)(m).

(g)   Regulatory Allocations. The allocations set forth in Section 4.3(a) through Section 4.3(f) (collectively, the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the parties to this Agreement that, to the extent possible, all Regulatory Allocations will be offset in the current Taxable Year or future Taxable Years either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 4.3(g).

4.4   Other Allocation Rules.

(a)   For purposes of determining each Member's share of "excess nonrecourse liabilities," if any, of the Company within the meaning of Treasury Regulations Section 1.752-3(a)(3) and 1.707-5(a)(2)((ii), and solely for such purpose, the Members' interest in Company profits will be determined, by reference to the Members' Pro Rata Amounts.

(b)   In the event there is a change in the Members' interests in the Company during any Taxable Year, the Company items of income, gain, loss, deduction and credit allocated to the Members for such Taxable Year shall be allocated among the Members in proportion to their respective interests during such Taxable Year using any reasonable convention permitted by Code Section 706 and selected by the Board.

(c)   In the event a Member Transfers its Units during a Taxable Year, the allocation of Company items of income, gain, loss, deduction and credit allocated to such Member and its Transferee for such Taxable Year shall be made between such Member and its Transferee in accordance with Code Section 706 using any reasonable convention permitted by Code Section 706 of the Code and selected by the Board.

(d)   If, and to the extent that, any Member is deemed to recognize any item of income, gain, deduction, or loss as a result of any transaction between the Member and the Company pursuant to Code Sections 83, 482 or 7872, or a similar provision now or hereafter in effect, the Company shall use reasonable efforts to allocate the corresponding item of Profit or Loss to the Member who recognizes such item in order to reflect the Member's economic interest in the Company.

(e)   For purposes of determining the allocations under this Article IV, all outstanding Units shall be treated as vested and as having the right to share in any distribution under Section 4.1 based on the priorities set forth therein.

4.5   Tax Allocations; Code Section 704(c).

(a)   Except as otherwise provided in this Section 4.5, all items of Company income, gain, loss and deduction for income Tax purposes shall be allocated among the Members in the same manner will be allocated in the same manner as the corresponding "book" items are allocated under Sections 4.2 (as a component of Profits or Losses) or 4.3.

(b)   In accordance with Code Section 704(c) and the Treasury Regulations, items of income, gain, loss and deduction with respect to any property of the Company shall, solely for income Tax purposes, be allocated among the Members so as to take account of any variation between the adjusted tax basis of such property and its Gross Asset Value. The Board may select any reasonable method or methods for making the allocations described in this Section 4.5(b).

(c)   Tax credits and Tax credit recapture shall be allocated among the Members in accordance with any reasonable method selected by the Tax Matters Member that is permitted by applicable Tax laws.

(d)   Unless otherwise provided in this Section 4.5, any elections or other decisions relating to allocations for income Tax purposes, including selecting any allocation method under Treasury Regulation Section 1.704-3, shall be made by the Board.

(e)   Allocations pursuant to this Section 4.5 are solely for income Tax purposes and shall not affect or in any way be taken into account in computing any Member's Capital Account.

4.6   Allocation of Liabilities. Liabilities of the Company shall be allocated among the Members as provided for in Code Section 752.

4.7   Compliance with Tax Laws. The allocation rules set forth in Section 4.2 through Section 4.6 are intended to comply with the Code and Treasury Regulations and to ensure that all allocations under this Article IV are respected for United States federal income tax purposes. If the Tax Matters Member receives an opinion of tax counsel that any provision of Section 4.2 through Section 4.6 do not comply with the Code or Treasury Regulations or that the allocations under this Article IV may not be respected for United States federal income tax purposes, the Board, subject to the next sentence, shall take all reasonable actions, including amending this Article IV or adjusting a Member's Capital Account or how Capital Accounts are maintained, to ensure compliance with the Code and Treasury Regulations and that the allocations provided for in this Article IV shall be respected for United States federal income tax purposes. Nothing in this Section 4.7 shall permit any changes to Section 4.1(a).

ARTICLE V
MANAGEMENT

5.1   Management by the Board. In managing the business and affairs of the Company and exercising their powers, the Managers shall be members of and shall only act as a Board of Managers (the "Board"). The Board may act (a) through meetings and written consents pursuant to Sections 5.7 and 5.8, and (b) through any Manager or other individuals to whom authority and duties have been delegated pursuant to Section 5.9.

5.2   Authority of the Board. Subject to the provisions of this Article V, the Board shall have, and is hereby granted, the exclusive, full and complete power, authority and discretion for, on behalf of and in the name of the Company, to take such actions as it may in its sole discretion deem necessary or advisable to carry out any and all of the objectives and purposes of the Company.

5.3   Number; Board Composition.

(a)   The Board may set the number of Managers to serve thereon. The Board shall initially consist of three (3) Managers.

(b)   For as long as Antelope Water is a Member, Antelope Water shall be entitled (A) to elect all of the members of the Board (each, a "Manager", and together, the "Managers") who shall as of the date of this Agreement be Zachary Sadow, Christopher Kelley and Cynthia Archer; (B) to elect each successor to any Manager; and (C) to direct the removal from the Board of any Person elected under the foregoing clauses (A) – (B).

(c)   Each election to the Board of, or any removal from the Board of, any Manager shall be made by delivering to the Company a notice signed by the party or parties entitled to such election or removal. As promptly as practicable, but in any event within ten (10) days, after delivery of such notice, the Company shall take or cause to be taken such company actions as may be reasonably required to cause the election or removal proposed in such notice. Such company actions may include calling a meeting or soliciting a written consent of the Board, or calling a meeting or soliciting a written consent of the Members.

5.4 <u>Voting Agreement</u>.

(a) Each Member covenants and agrees to vote all voting Units held by such Member in favor of (i) the election to the Board of all individuals nominated in accordance with <u>Section 5.3</u> and for the removal from the Board of all individuals proposed to be removed in accordance with <u>Section 5.3</u>, and shall take all actions required on its behalf to give effect to the agreements set forth in this <u>Article V</u>. Each Member shall use its respective best efforts to cause each individual originally nominated by such Member to vote in favor of the election to the Board of all individuals nominated in accordance with <u>Section 5.3</u>.

(b) Pursuant to this <u>Section 5.4</u>, each undersigned Member hereby approves and votes all of his, her or its voting Units in favor of the election to the Board of each of the initial designees named pursuant to <u>Section 5.3</u> above.

5.5 <u>Removal</u>. Any Manager may be removed at any time and for any reason by the Person entitled to appoint such Manager pursuant to <u>Section 5.3</u>.

5.6 <u>Observer Rights</u>. For so long as KMX is a Member and not represented on the Board, KMX shall be entitled to elect one (1) representative (the "<u>Observer</u>"), who shall initially be Bruce Lev, to attend all meetings of the Board of Directors in a nonvoting observer capacity and, in this respect, shall give such representative copies of all notices, minutes, consents, and other materials that it provides to its directors, including any draft versions, proposed written consents and exhibits and annexes to such materials, at the same time and in the same manner as such information is delivered to the directors; <u>provided</u>, <u>however</u>, that such representative shall agree to comply with the terms of <u>Section 7.1</u> and treat all information so provided as "Confidential Information" as defined herein; and <u>provided</u> <u>further</u>, that the Company reserves the right to withhold any information and to exclude such representative from any meeting or portion thereof if access to such information or attendance at such meeting could adversely affect the attorney-client privilege between the Company and its counsel or result in a conflict of interest, or if such Observer or its affiliates is a competitor of the Company. The Observer's reasonable travel and related expenses incurred in attending meetings of the Board shall be reimbursed by the Company.

5.7 <u>Board Meetings</u>.

(a) <u>Board Action</u>. A majority of the total number of Managers fixed by, or in the manner provided in, this Agreement shall constitute a quorum for the transaction of business of the Board and the act of a majority vote of the Managers present at a meeting of the Board at which a quorum is present shall be the act of the Board.

(b) <u>Regular Meetings</u>. Regular meetings of the Board shall be held at least quarterly unless otherwise determined by a majority of the Board. Meetings of the Board may be held at such place or places as shall be determined from time to time by resolution of the Board. At all meetings of the Board, business shall be transacted in such order as shall from time to time be determined by resolution of the Managers. Attendance of a Manager at a meeting shall constitute a waiver of notice of such meeting, except where a Manager attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called or convened. Notice of such meeting shall be provided to each Manager at least five (5) Business Days prior to such meeting.

(c)   Special Meetings. Special meetings of the Board may be called by any Manager, on at least three (3) Business Days' notice to each other Manager (or such shorter notice as to which the Managers may agree). Attendance of a Manager at a special meeting shall constitute a waiver of notice of such meeting, except where a Manager attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called or convened.

5.8   Action by Written Consent or Telephone Conference. Subject to the limitations set forth herein, any action permitted or required by the Act or this Agreement to be taken at a meeting of the Board or any committee designated by the Board (a "Committee") may be taken without a meeting if a consent in writing, setting forth the action to be taken, is signed by the unanimous vote of the Board or such Committee, as the case may be. Such consent shall have the same force and effect as a vote at a meeting and may be stated as such in any document or instrument filed with the Secretary of State of Delaware, and the execution of such consent shall constitute attendance or presence in person by such person executing such consent at a meeting of the Board or any such Committee, as the case may be. Subject to the requirements of the Act or this Agreement for notice of meetings, the Managers or the members of any Committee designated by the Board may participate in and hold a meeting of the Board or any Committee, as the case may be, by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in such meeting shall constitute attendance and presence in person by such person participating at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

5.9   Delegation of Authority and Duties. Subject to Section 6.1, the Board may, from time to time, delegate to one or more Persons (including any Manager or officer of the Company) such authority and duties as the Board may deem advisable. In addition, the Board may assign titles to any Manager or other individuals and delegate to such Managers or other individuals certain authority and duties. Any number of titles may be held by the same Manager or other individual. Any delegation pursuant to this Section 5.9 may be revoked at any time by the Board. Any Person dealing with the Company, other than a Member, may rely on the authority of any officer in taking any action in the name of the Company without inquiry into the provisions of this Agreement or compliance herewith, regardless of whether that action actually is taken in accordance with the provisions of this Agreement.

5.10   Limitation of Liability. Except as otherwise provided herein or in any agreement entered into by such Person and the Company, and to the maximum extent permitted by the Act, no Covered Person shall be liable to the Company or to any other Covered Person for any act or omission performed or omitted by such Person in good faith reliance on the provisions of this Agreement, to the maximum extent permitted by applicable law; provided, such limitation of liability shall not apply to the extent the act or omission was attributable to such Covered Person's fraud or willful misconduct. The Board may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its Affiliates, employees, agents or representatives, and no Manager or any of such Manager's Affiliates shall be responsible for any fraud or willful misconduct on the part of any such Affiliate, agent or representative appointed by the Board (so long as such Affiliate, agent or representative was selected in good faith). The Board shall be entitled to rely upon the advice of legal counsel, independent public accountants and other experts, including financial advisors, and any act of or failure to act by the Board in good faith reliance on such advice shall in no event subject the Board, any Manager or any of their Affiliates, employees, agents or representatives to liability to the Company or any Member.

5.11   Liabilities and Duties of Covered Persons.

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(a)   Limitation of Liability. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person. Notwithstanding any of the foregoing, in the event of any transaction entered into by a Covered Person on behalf of the Company and an Affiliate of such Covered Person, the terms and conditions of such transaction, on an overall basis, shall be fair and reasonable to the Company and shall be at least as favorable to the Company as those that are generally available from Persons capable of similarly performing them and in similar transactions between parties operating at arm's length.

(b)   Duties. Whenever in this Agreement a Covered Person is permitted or required to make a decision (including a decision that is in such Covered Person's "discretion" or under a grant of similar authority or latitude), such Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

For the avoidance of doubt, nothing in this Section 5.11 shall remove any fiduciary duty that a Covered Person may have by virtue of being an officer, employee or consultant of the Company, acting in their capacities as such, including but not limited to the Member and any Managers appointed by the Member.

5.12   Indemnification.

(a)   Right to Indemnification.   Except as otherwise required by law or by this Agreement, the Company shall indemnify and hold harmless each Covered Person to the fullest extent permitted under the Act, as the same now exists or may hereafter be amended, substituted or replaced, against any losses, liabilities, damages and expenses (including amounts paid for attorneys' fees, judgments, settlements, fines, excise taxes or penalties in connection with any threatened, pending or completed action, suit or proceeding) incurred or suffered by such Person (or one or more of such Person's Affiliates) by reason of:

(i)   Any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, any Member or any direct or indirect Subsidiary of the foregoing in connection with the business of the Company; or

(ii)   The fact that such Covered Person is or was acting in connection with the business of the Company as a partner, member, stockholder, controlling Affiliate, manager, director, officer, employee or agent of the Company, any Member, or any of their respective controlling Affiliates, or that such Covered Person is or was serving at the request of the Company as a partner, member, manager, director, officer, employee or agent of any Person including the Company or any Company Subsidiary;

(iii)   Notwithstanding the foregoing, the right to indemnification shall only be provided to such Covered Person if, (A) such Covered Person, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (B) such Covered Person's conduct did not constitute fraud or willful misconduct in either case as determined by a final, nonappealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of

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itself, create a presumption that the Covered Person did not, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct. Notwithstanding the foregoing, conduct with respect to cannabis that is legal under state and local law in jurisdictions in which the Company operates shall not be deemed to be criminal or unlawful for purposes of Section 5.12.

(b) Expenses. The Company shall pay the expenses incurred by any such Covered Person indemnifiable hereunder, as such expenses are incurred, in connection with any proceeding in advance of the final disposition, so long as the Company receives an undertaking by such Covered Person to repay the full amount advanced if there is a final determination that such Covered Person failed the applicable standards set forth above or that such Covered Person is not entitled to indemnification as provided herein for other reasons.

(c) Non-Exclusive Right. The right to indemnification and the advancement of expenses conferred in this Section 5.12 shall not be exclusive of any other right which any Covered Person may have or hereafter acquire under any statute, agreement, by-law, vote of the Board or otherwise.

(d) Insurance. The Company shall maintain insurance ("Insurance Policy"), at its or any of its Subsidiaries' expense, to protect any Covered Person against any loss, liability, damage or expense described in Section 5.12(a) above whether or not the Company would have the power to indemnify such Covered Person against such loss, liability, damage or expense under the provisions of this Section 5.12. The terms, conditions, retentions and limits of liability of the Insurance Policy shall be approved by a majority of the Board.

(e) No Personal Liability. Notwithstanding anything contained herein to the contrary (including in this Section 5.12), any indemnity by the Company relating to the matters covered in this Section 5.12 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing or is found in a final decision by a court of competent jurisdiction to have personal liability on account thereof) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity of the Company.

(f) Severability. If this Section 5.12 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 5.12 to the fullest extent permitted by any applicable portion of this Section 5.11 that shall not have been invalidated and to the fullest extent permitted by applicable law.

5.13 Expenses; Fees. The Company shall reimburse each Manager for his or her reasonable out-of-pocket expenses (including travel) incurred in connection with the attendance of meetings of the Board or any committee thereof or such Person's pursuit of Company-related endeavors.

5.14 Subsidiaries. Each of the Managers shall have the right (but not the obligation) to cause the Company and each Member to take, and each Member shall cause each Manager originally nominated by such Member to take, such actions as may be reasonably required to ensure that the composition of the board of directors (or similar governing body, to the extent one exists) of all direct and indirect Subsidiaries of the Company is identical to the composition of the Board.

5.15 Indemnification Agreements. The Company will enter into an indemnification agreement with each Manager in a form mutually approved by the Company and such Manager.

5.16 Other Business Activities.

(a)   The parties hereto expressly acknowledge and agree that, subject to <u>Section 5.16(b)</u>: (i) the Managers and the Members and their respective officers, directors, employees, partners, members, shareholders and Affiliates (collectively, the "<u>Other Business Covered Persons</u>") are permitted to have, and may presently or in the future have, investments or other business relationships, ventures, agreements or arrangements with entities engaged in the business of the Company, other than through the Company and its Subsidiaries (an "<u>Other Business</u>"), (ii) the Other Business Covered Persons have or may develop a strategic relationship with businesses that are or may be competitive with the Company and its Subsidiaries; (iii) the Other Business Covered Persons will not be prohibited by virtue of the Other Business Covered Person's investment in the Company from pursuing and engaging in any such activities; (iv) none of the Other Business Covered Persons will be obligated to inform or present to the Company, any Manager or any Member of any such opportunity, relationship or investment (a "<u>Company Opportunity</u>"), and the Company hereby renounces any interest in a Company Opportunity and any expectancy that a Company Opportunity will be offered to it; (v) nothing contained herein shall limit, prohibit or restrict any Other Business Covered Person from serving on the board of directors or other governing body or committee of any Other Business; and (vi) no Manager nor any Member will acquire, be provided with an option or opportunity to acquire, or be entitled to any interest or participation in any Other Business as a result of the participation therein of any Other Business Covered Person. The parties hereto expressly authorize and consent to the involvement of the Other Business Covered Person in any Other Business. The parties hereto expressly waive, to the fullest extent permitted by applicable law, any rights to assert any claim that such involvement by any Other Business Covered Person breaches any fiduciary or other duty or obligation owed to the Company or any Member or to assert that such involvement constitutes a conflict of interest by such Persons with respect to the Company or any Member.

(b)   Notwithstanding the foregoing, (x) until the end of the Earnout Period, Antelope Water shall not, and shall not permit its controlled Affiliates to, and (y) for so long as KMX (or any of its transferees) is a Member, KMX shall not, and shall not permit its controlled Affiliates to, in each case, own, manage, operate, control or participate in the ownership, management or operation of any business that employs membrane vacuum distillation technology to treat wastewater (a "<u>Competitive Opportunity</u>"); <u>provided</u> that such restriction shall not restrict Antelope Water, KMX or their respective controlled Affiliates from acquiring or owning:

(i)   any securities of any Person listed on a recognized national securities exchange;

(ii)   any passive private investment in any Person, so long as such investment does not exceed 5% of the equity of such Person on a fully diluted basis; or

(iii)   any other investment in, or acquisition of, another Person if the aggregate value of assets that comprise the Competitive Opportunity represent less than 5% of the total asset value of such Person.

ARTICLE VI
RIGHTS AND OBLIGATIONS OF MEMBERS

6.1   <u>Members Right to Act</u>.

(a)   <u>Authority of Members</u>. Except for a Person who is a Member and also a Manager or officer of the Company, no Member shall be entitled to participate in or vote in matters involving the management or the business of the Company, all such authority being vested in the Board and the officers of the Company. The Members shall be entitled to exercise only those rights specifically granted to them in this Agreement or to vote on such matters as may be submitted to them by the Board in its discretion or as is otherwise required by this Agreement or applicable law. Such Members who are not also Managers (acting as members of the Board) or officers of the Company, shall have no authority, express or implied, to bind the Company.

(b)   Member Action. For situations for which the approval of the Members is required by this Agreement or by applicable law, Incentive Units shall confer the same voting rights as Common Units, on a unit by unit basis. Such vote of the Members may be taken at an annual or special meeting of the Members in accordance with the provisions of this Article VI. A Majority, represented in person or by proxy, shall constitute a quorum for the transaction of business of the Members. The vote of the Majority represented at a meeting of the Members at which a quorum is present shall be the act of the Members.

(c)   Meetings Generally. Meetings of the Members may be held at such place or places as shall be determined from time to time by resolution of the Board. At all meetings of the Members, business shall be transacted in such order as shall from time to time be determined by resolution of the Board. Attendance by a Member at a meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called or convened. Notice of such meeting shall be provided to each Member at least three (3) Business Days prior to such meeting.

(d)   Annual Meeting. An annual meeting of the Members may be held on such date and at such time as may be designated by the Board from time to time for the transaction of such business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday, such meeting shall be held on the next succeeding Business Day.

(e)   Special Meetings. Special meetings of the Members may be called by a Member on at least three (3) Business Days' notice to each Member. Attendance of a Member at a special meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called or convened.

6.2   Action by Written Consent or Telephone Conference. Subject to the limitations set forth herein, any action permitted or required by the Act or this Agreement to be taken at a meeting of the Members may be taken without a meeting if a consent in writing, setting forth the action to be taken, is signed by such of the Members (including Members necessary to establish a quorum for the purpose of conducting business) as shall be required to authorize, approve, ratify or otherwise consent to such action under the Act and this Agreement (which may be less than all of the Members, in which event a copy thereof promptly (and in all cases within five (5) Business Days) shall be sent to each of the Members who did not sign the consent). Such consent shall have the same force and effect as a vote at a meeting and may be stated as such in any document or instrument filed with the Secretary of State of Delaware, and the execution of such consent shall constitute attendance or presence in person by such person executing such consent at a meeting of the Members. Subject to the requirements of the Act or this Agreement for notice of meetings, the Members may participate in and hold a meeting of the Members by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in such meeting shall constitute attendance and presence in person by such person participating at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

6.3   Limitation of Liability. Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being or acting as a Member of the Company; provided, that a Member shall be required to return to the Company any Distribution made to it in a clear and manifest accounting error or similar error. The immediately preceding sentence shall constitute a compromise to which all Members have consented within the meaning of the Act. Notwithstanding anything contained herein to the contrary, the failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business and affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Members for liabilities of the Company.

6.4 Lack of Authority. Unless delegated such power in accordance with Section 5.9 or as otherwise expressly provided in this Agreement, no Member has the authority or power to act for or on behalf of the Company in any manner, to do any act that would be (or could be construed as) binding on the Company or to make any expenditures on behalf of the Company, and the Members hereby consent to the exercise by the Board of the powers conferred upon them by law and this Agreement.

6.5 No Right of Partition. No current or former Member shall have the right to seek or obtain partition by court decree or operation of law of any Company property, or the right to own or use particular or individual assets of the Company.

6.6 Related Party Transactions. The Company shall not enter into any agreement with any Member or Manager of the Company or any Affiliate of such Person, including, without limitation, any agreement or other arrangement providing for the furnishing of services by, rental of real or personal property from, or otherwise requiring payments to, any such person or entity, except for transactions that are in the ordinary course of the Company's business, upon fair and reasonable terms that are no less favorable to the Company than would be obtained in an arm's length transaction with a non-affiliated Person.

ARTICLE VII
CONFIDENTIALITY

7.1 Confidentiality.

(a) The Members acknowledge that it is in the Company's legitimate business interest to restrict the Members' disclosure or use of Confidential Information in violation of the express terms of this Section 7.1(a).

(b) Therefore, the Members will not disclose or use at any time, any Confidential Information (as hereinafter defined) for any reason or purpose whatsoever other than in connection with a legitimate purpose in their role as a Member or Manager of the Company, as applicable; provided, however, that this sentence shall not be deemed to prohibit the Member from complying with any law, rule or regulation or any subpoena, order, judgment or decree of a court or governmental or regulatory agency of competent jurisdiction (an "Order"); provided, further, however, that (i) the Members agree to provide the Company with prompt written notice of any such Order and to assist the Company, at the Company's expense, in asserting any legal challenges to or appeals of such Order that the Company in its sole discretion pursues, and (ii) in complying with any such Order, the Members shall limit the Members' disclosure only to the Confidential Information that is expressly required to be disclosed by such Order; provided, further, however, that, no Member shall be prohibited from using the Confidential Information for the benefit of the Company and its Subsidiaries or in connection with the defense or assertion of any lawsuit, claim or action or in connection with enforcing its rights under this Agreement. The Members may disclose Confidential Information to their representatives, officers, employees, members and advisors who have an obligation to keep such information confidential.

(c)   As used in this Agreement, the term "Confidential Information" means information (excluding the terms, conditions and content of this Agreement, the Asset Purchase Agreement or any other agreement with the Company and its Subsidiaries) that is hereafter disclosed to the Members, which information is used, developed or obtained by the Company or any of its Subsidiaries in connection with their business, concerning: (i) the confidential business or affairs of the Company or any of its affiliates (or such predecessors), (ii) costs and pricing structures, (iii) designs, fabric swatches, color swatches, swatch books, tested fabrics, patterns, (iv) library of products or designs that have not previously been sold or shown to the public, (v) inventions, or newly developed methods and processes, whether patentable or unpatentable and whether or not reduced to practice, (vi) customer or client lists, (vii) supplier lists, or (viii) all production methods, processes, technology that are maintained as trade secrets, in each case to the extent that any of the following would be considered by a reasonable person to be proprietary or confidential. Notwithstanding the foregoing, Confidential Information will not include (A) any information that becomes generally available to the public or which is or becomes known or available in the industry, so long as the Confidential Information did not become available due to such Member's breach of this paragraph, (B) information which was known to such Member without obligation to the Company prior to its disclosure by the Company or is provided to the Member by a person other than the Company who, to the knowledge of the Member, has no duty of confidentiality to the Company, or (C) information that is independently developed by a Member without the use of Confidential Information of the Company.

(d)   Notwithstanding the foregoing, the Company acknowledges and agrees that, subject to the terms hereof, in the ordinary course of business, Antelope Water may pursue, invest in, acquire, manage and serve on the boards of companies, including those that may be competitors or potential competitors of the Company. The Company acknowledges that Antelope Water's review of the Confidential Information will inevitably enhance its and its representatives' and understanding of the Company's and its Subsidiaries in a way that cannot be separated from their other knowledge, and that certain information of a general nature may be retained in the unaided memory of persons who have had access to the Confidential Information in connection with this Agreement ("Residual Information"). The Company acknowledges and agrees that this Agreement shall not restrict Antelope Water from using any Residual Information, including, without limitation, in pursuing, investing in, acquiring, managing and serving on the boards of, companies, and in connection with the purchase, sale, consideration of and decisions related to, other investments.

ARTICLE VIII
TRANSFER OF INTERESTS

8.1   Additional Members. The Company shall require each Person that acquires Equity Securities (pursuant to a Transfer, issuance or otherwise) after the date hereof (an "Additional Member"), as a condition to the effectiveness of such acquisition, to (a) execute a joinder to this Agreement, substantially in the form attached hereto as Exhibit A (the "Joinder Agreement"), whereupon such Person shall be bound by, and entitled to the benefits of and subject to the obligations of, the provisions of this Agreement and (b) if such Person is an individual and domiciled in a state that has adopted the community property system, cause his or her spouse, if any, to execute a spousal consent, substantially in the form attached hereto as Exhibit B.

8.2   Limitations on Transfers.

(a)   No Transfer of any Applicable Securities shall become effective unless and until (i) the Transferee (unless already subject to this Agreement) executes and delivers to the Company a Joinder Agreement, agreeing to be treated in the same manner as the Transferring Member and (ii) such Transfer is either (A) a Permitted Transfer or (B) otherwise made in compliance with this Article VIII. Upon such Transfer and such execution and delivery, the Transferee shall be bound by, and entitled to the benefits of, this Agreement with respect to the Transferred Applicable Securities in the same manner as the Transferring Member. The provisions regarding Transfers of Applicable Securities contained in this <u>Article VIII</u> shall apply to all Applicable Securities now owned or hereafter acquired by a Member. Any Transfer of Applicable Securities by a Member not made in accordance with this <u>Article VIII</u> shall be void *ab initio.* No Incentive Unit may be Transferred other than in accordance with the Incentive Unit Grant Agreement applicable to such Incentive Unit, if any.

(b) Notwithstanding anything to the contrary contained herein, except as approved by the Board, no Member may Transfer any Applicable Securities to any Person (or to any Affiliate thereof), (i) who directly or indirectly competes with the Company or any of the Company's Subsidiaries other than in connection with an Approved Sale, or (ii) if the Transfer could result in the Company being treated as a "publicly traded partnership" under Code Section 7704 or failing to qualify for any safe harbor under such Code section or the regulations promulgated thereunder, as determined in the Company's sole discretion.

(c) Each Member shall, after complying with the provisions of this Agreement, but prior to any Transfer of Applicable Securities, give written notice to the Company of such proposed Transfer. Each such notice shall describe the manner and circumstances of the proposed Transfer. Subject to compliance with the other provisions of this Agreement, if the Company does not request such an opinion within ten (10) Business Days of receipt of the notice, the Transferring Member shall be entitled to Transfer such Applicable Securities, on the terms set forth in the notice, within sixty (60) days of delivery of the notice.

(d) Notwithstanding anything to the contrary contained herein, no Member shall be permitted to Transfer all or any part of its Applicable Securities to any Person other than (i) to Permitted Transferees or (ii) by complying with <u>Sections 8.6</u> and <u>8.7</u>. Additionally, Incentive Units may not be Transferred without the prior written consent of the Board, which may granted or withheld in the Board's sole discretion.

(e) Notwithstanding anything to the contrary contained herein, KMX shall be permitted to Transfer all or any part of its Applicable Securities to KMX Parent, whether in connection with the winding up of KMX or otherwise. Upon such Transfer, KMX Parent shall have all the rights and obligations of KMX hereunder.

8.3 <u>Intentionally omitted</u>.

8.4 <u>Preemptive Rights</u>.

(a) If the Company proposes to issue any Additional Equity Securities to any Person, the Company shall, before such issuance, deliver to each Member (collectively, the "<u>Subscribing Members</u>") a written notice offering to issue to the Subscribing Members such Additional Equity Securities upon the terms set forth in this <u>Section 8.4</u> (the "<u>Preemptive Offer Notice</u>"). The Preemptive Offer Notice shall state that the Company proposes to issue Additional Equity Securities and shall set forth the number and terms and conditions (including the purchase price) of such Additional Equity Securities. The offer (the "<u>Preemptive Offer</u>") shall remain open and irrevocable for a period of ten (10) Business Days (the "<u>Preemptive Offer Period</u>") from the date of its delivery.

(b) Each Subscribing Member may accept the Preemptive Offer by delivering to the Company a notice (the "<u>Purchase Notice</u>") at any time during the Preemptive Offer Period. The Purchase Notice shall state the number (the "<u>Preemptive Offer Number</u>") of Additional Equity Securities such Subscribing Member desires to purchase. Each Subscribing Member shall have the additional right (the "<u>Additional Purchase Right</u>") to offer in its Purchase Notice to purchase any or all of the number of

Additional Equity Securities not accepted for purchase by any other Subscribing Member, in which event such number of Additional Equity Securities not accepted by any other Subscribing Member shall be deemed to have been offered to and accepted by the Subscribing Members exercising such Additional Purchase Right on the same terms and at the same price per Additional Equity Security as those specified in the Preemptive Offer Notice; provided, that if the number of Additional Equity Securities subscribed for by all Subscribing Members exercising such Additional Purchase Rights exceeds the remaining number of Additional Equity Securities that were not accepted by the other Subscribing Members, then each Subscribing Member exercising its Additional Purchase Right will be deemed to have been offered and accepted a number of such remaining Additional Equity Securities in the same proportion that the number of Additional Equity Securities subscribed for by such Subscribing Member in its notice of exercise bears to the total number of remaining Additional Equity Securities subscribed for by all Subscribing Members in their Purchase Notices (or on such other basis as the exercising Subscribing Members may mutually agree). If the sum of all Preemptive Offer Numbers exceeds the number of Additional Equity Securities, the Additional Equity Securities shall be allocated among the Subscribing Members that delivered a Purchase Notice in accordance with their respective Pro Rata Amount (based on the aggregate number of Units outstanding at the time of the Preemptive Offer and held by all Members).

(c)   The issuance of Additional Equity Securities to the Subscribing Members shall be made on a Business Day, as designated by the Company, not more than sixty (60) days after expiration of the Preemptive Offer Period on those terms and conditions of the Preemptive Offer not inconsistent with this Section 8.4.

(d)   If the number of Additional Equity Securities exceeds the sum of all Preemptive Offer Numbers, the Company may issue such excess or any portion thereof on the terms and conditions set forth in the Preemptive Offer to any Person within ninety (90) days after expiration of the Preemptive Offer Period. If such issuance is not made within such ninety (90)-day period, the restrictions provided for in this Section 8.4 shall again become effective.

(e)   Notwithstanding anything to the contrary contained herein, the Company may, in order to expedite the issuance of the Additional Equity Securities under this Section 8.4(e), issue all or a portion of the Additional Equity Securities to one or more Persons (each, an "Initial Subscribing Investor"), without complying with the provisions of this Section 8.4; provided, that prior to such issuance, either (i) each Initial Subscribing Investor agrees in writing to offer to sell to each Member who is an Accredited Investor and who is not an Initial Subscribing Investor (each such Member, an "Other Accredited Member") his, her or its respective Pro Rata Amount of such Additional Equity Securities on the same terms and conditions as issued to the Initial Subscribing Investors or (ii) the Company shall offer to sell an additional amount of Additional Equity Securities to each Other Accredited Member only in an amount and manner which provides each such Other Accredited Member with rights substantially similar to the rights outlined in Sections 8.4(b) and 8.4(c). The Initial Subscribing Investors or the Company, as applicable, shall offer to sell such Additional Equity Securities to each Other Accredited Member within thirty (30) days after the closing of the purchase of the Additional Equity Securities by the Initial Subscribing Investors.

8.5   Drag-Along Rights.

(a)   In the event that the Board and a Majority approve a Sale of the Company to one or more Persons (an "Approved Sale"), each Member and the Company shall consent to and raise no objections against the Approved Sale, and if such Approved Sale is structured as (i) a merger or consolidation of the Company or a Company Asset Sale, each Member shall, and hereby does, waive any dissenter's rights, appraisal rights or similar rights in connection with such merger, consolidation or sale, or (ii) a sale of Equity Securities, each Member shall, and hereby does, agree to sell their Equity Securities on the terms and conditions of the Approved Sale. Each Member (in its capacity as a Member and, if applicable, as a Manager or an officer) and the Company shall take all necessary and desirable actions in connection with the consummation of the Approved Sale, including the execution of such agreements and such instruments and other actions reasonably necessary to (A) provide the representations and warranties (limited to representations and warranties related to authority, ownership and the ability to convey title to its Equity Securities), indemnities (jointly and severally with respect to any escrow amounts and on a several and not joint basis thereafter and limited for each Member to the amount of consideration payable to such Member in connection with the Approved Sale), covenants (excluding any restrictive covenants such as, but not limited to, non-compete and non-solicitation covenants), conditions, escrow agreements and other provisions and agreements relating to such Approved Sale and (B) effectuate the allocation and distribution of the aggregate consideration upon the Approved Sale as set forth below. The Members shall not be required to comply with, and shall have no rights under, Sections 8.1, 8.2, 8.4, and 8.7 in connection with any Approved Sale.

(b)	The Company shall provide each Member required to Transfer its interest pursuant to this Section 8.5 with notice of any Approved Sale at least ten (10) days prior to the consummation thereof setting forth in reasonable detail the terms (including price, time and form of payment) of any Approved Sale. Each Member shall receive the same portion of the aggregate consideration from such Approved Sale that such Member would have received if such aggregate consideration (in the case of a Company Asset Sale, after payment or provision for all liabilities) had been distributed by the Company pursuant to Section 12.2.

(c)	Each Member and the Company hereby grants an irrevocable proxy and power of attorney to any Person designated by the Board (the "Member Nominee") to take all reasonable actions and execute and deliver all documents deemed reasonably necessary and appropriate by such Person to effectuate the consummation of any Approved Sale. The proxies and powers granted by the Members hereunder are coupled with an interest and are given to secure the performance of the Members' obligations hereunder. Such proxies and powers shall be irrevocable for the term of this Agreement and shall survive the death, incompetency, disability or bankruptcy of any Member or Permitted Transferee thereof. The Members hereby agree to indemnify, defend and hold the Member Nominee harmless (severally in accordance with their *pro rata* share of the consideration received in any such Approved Sale (and not jointly and severally)) against all liability, loss or damage, together with all reasonable costs and expenses (including reasonable legal fees and expenses), relating to or arising from its exercise of the proxy and power of attorney granted hereby absent gross negligence or fraud.

8.6	Right of First Refusal.

(a)	Transfer Notice. If at any time a Member proposes to Transfer, other than through a Permitted Transfer, any portion of his, her or its Equity Securities (a "Selling Member"), then the Selling Member shall promptly give the Company and each non-selling Member written notice of the Selling Member's intention to make the Transfer (the "Transfer Notice"). The Transfer Notice shall include (i) a description of the securities to be Transferred ("Offered Units"), (ii) the name(s) and address(es) of the prospective transferee(s), (iii) the consideration and (iv) the material terms and conditions upon which the proposed Transfer is to be made. The Transfer Notice shall certify that the Selling Member has received a firm offer from the prospective transferee(s) and in good faith believes a binding agreement for the Transfer is obtainable on the terms set forth in the Transfer Notice. The Transfer Notice shall also include a copy of any written proposal, term sheet or letter of intent or other agreement relating to the proposed Transfer.

(b)	Company's Right of First Refusal. The Company shall have an option for a period of ten (10) days from delivery of the Transfer Notice to elect to purchase the Offered Units at the same price and subject to the same material terms and conditions as described in the Transfer Notice. The Company may exercise such purchase option and purchase all or any portion of the Offered Units by notifying the Selling Member in writing before expiration of such ten (10) day period as to the number of such Units that it wishes to purchase. If the Company gives the Selling Member notice that it desires to purchase such Units, then payment for the Offered Units shall be by check or wire transfer, against delivery of the Offered Units to be purchased at a place agreed upon between the parties and at the time of the scheduled closing therefor, which shall be no later than forty-five (45) days after delivery to the Company of the Transfer Notice, unless the Transfer Notice contemplated a later closing with the prospective third-party transferee(s) or unless the value of the purchase price has not yet been established pursuant to Section 8.6(e). If the Company fails to purchase any or all of the Offered Units by exercising the option granted in this Section 8.6(b) within the period provided, the remaining Offered Units shall be subject to the options granted to the Members pursuant to Section 8.6(d).

(c)   Additional Transfer Notice. Subject to the Company's option set forth in Section 8.6(b), if at any time the Selling Member proposes a Transfer, then, within five (5) days after the Company has declined to purchase all, or a portion, of the Offered Units or the Company's option to so purchase the Offered Units has expired, the Selling Member shall give each non-Selling Member an "Additional Transfer Notice" that shall include all of the information and certifications required in a Transfer Notice and shall additionally identify the Offered Units that the Company has declined to purchase (the "Remaining Units") and briefly describe the Members' rights of first refusal and co-sale rights with respect to the proposed Transfer.

(d)   Members and Non-Selling Members' Right of First Refusal.

(i)   Each non-selling Member shall have an option for a period of fifteen (15) days from the delivery of the Additional Transfer Notice from the Selling Member set forth in Section 8.6(c) to elect to purchase its respective *pro rat*a share of the Remaining Units at the same price and subject to the same material terms and conditions as described in the Additional Transfer Notice. Each non-selling Member may exercise such purchase option and purchase all or any portion of his, her or its *pro rata* share of the Remaining Units (a "Participating Member" for the purposes of Sections 8.6(d) and 8.6(e)), by notifying the Selling Member and the Company in writing, before expiration of the fifteen (15) day period as to the number of such Units that he, she or it wishes to purchase. Each Participating Member's *pro rata* share of the Remaining Units shall be a fraction of the Remaining Units rounded to the nearest Unit, the numerator of which shall be the number of Units owned by such Participating Member on the date of the Transfer Notice and denominator of which shall be the total number of Units held by all Members on the date of the Transfer Notice.

(ii)   In the event any Member elects not to purchase its *pro rata* share of the Remaining Units available pursuant to its option under Section 8.6(d)(i) within the time period set forth therein, then the Selling Member shall promptly give written notice (the "Overallotment Notice") to each Participating Member that has elected to purchase all of its *pro rata* share of the Remaining Units (each a "Fully Participating Member"), which notice shall set forth the number of Remaining Units not purchased by the other Members, and shall offer the Fully Participating Member the right to acquire the unsubscribed Units. Each Fully Participating Member shall have five (5) days after delivery of the Overallotment Notice to deliver a written notice to the Selling Member of its election to purchase its *pro rata* share of the unsubscribed Units on the same terms and conditions as set forth in the Additional Transfer Notice and indicating the maximum number of the unsubscribed Units that it will purchase in the event that any other Fully Participating Member elects not to purchase its *pro rata* share of the unsubscribed Units. For purposes of this Section 8.6(d)(ii), each Fully Participating Member's *pro rata* share shall be determined by applying a fraction, the numerator of which shall be the same as that used in Section 8.6(d)(i) above and the denominator of which shall be the total number of Units owned by all Fully Participating Members on the date of the Transfer Notice. Each Fully Participating Member shall be entitled to apportion Remaining Units to be purchased among its partners and Affiliates (including in the case of a venture capital fund other

33

venture capital funds affiliated with such fund), provided that such Participating Member notifies the Selling Member of such allocation.

(e)   Payment.

(i)   The Participating Members shall effect the purchase of the Remaining Units with payment by check or wire transfer, against delivery of the Remaining Units to be purchased at a place agreed upon between the parties and at the time of the scheduled closing therefor, which shall be no later than forty-five (45) days after delivery to the Company of the Transfer Notice, unless the Transfer Notice contemplated a later closing with the prospective third party transferee(s) or unless the value of the purchase price has not yet been established pursuant to this Section 8.6(e).

(ii)   Should the purchase price specified in the Transfer Notice or Additional Transfer Notice be payable in property other than cash or evidences of indebtedness, the Company (and the Participating Members) shall have the right to pay the purchase price in the form of cash equal in amount to the fair market value of such property. If the Selling Member and the Company (or the Participating Members) cannot agree on such cash value within ten (10) days after delivery to the Company of the Transfer Notice (or the delivery of the Additional Transfer Notice to the Members), the valuation shall be made by an appraiser of recognized standing selected by the Selling Member and the Company (or the Participating Members) or, if they cannot agree on an appraiser within twenty (20) days after delivery to the Company of the Transfer Notice (or the delivery of the Additional Transfer Notice to the Members), each shall select an appraiser of recognized standing and those appraisers shall designate a third appraiser of recognized standing, whose appraisal shall be determinative of such value. The cost of such appraisal shall be shared equally by the Selling Member and the Company (and the Participating Members), with half of the cost borne by the Company and the Participating Members' *pro rata* by each, based on the number of Units such parties have expressed an interest in purchasing pursuant to this Section 8.6. If the time for the closing of the Company's purchase or the Participating Members' purchase has expired but the determination of the value of the purchase price offered by the prospective transferee(s) has not been finalized, then such closing shall be held on or prior to the fifth Business Day after such valuation shall have been made pursuant to this Section 8.6(e)(ii).

8.7   Right of Co-Sale. To the extent the Company and the non-selling Members do not exercise their respective rights of refusal as to all of the Offered Units pursuant to Section 8.6, then each non-selling Member that notifies the Selling Member in writing within twenty (20) days after Delivery of the Additional Transfer Notice referred to in Section 8.6(c), shall have the right to participate in such sale of Equity Securities on the same terms and conditions as specified in the Transfer Notice. Each non-selling Member's notice to the Selling Member shall indicate the number of Units of the Company that the such non-selling Member wishes to sell under his, her or its right to participate. To the extent one or more of the Members exercise such right of participation in accordance with the terms and conditions set forth below, the number of Equity Securities that the Selling Member may sell in the Transfer shall be correspondingly reduced. Notwithstanding anything herein to the contrary, the proceeds of any sale goverend by this Section shall be apportioned among the Members in a manner consistent with respective rights under Section 4.1(a)(ii), taking into account past Distributions in respect of each applicable Unit, as determined by the Board.

(a)   Each non-selling Member may sell all or any part of that number of Units of the Company equal to the product obtained by multiplying (i) the aggregate number of Equity Securities covered by the Transfer Notice that have not been subscribed for pursuant to Section 8.6 by (ii) a fraction, the numerator of which is the number of Units owned by the non-selling Member on the date of the Transfer Notice and the denominator of which is the total number of Units owned by the Selling Member and all of the each non-selling Members on the date of the Transfer Notice.

(b)   If the Units are certificated, each non-selling Member shall effect its participation in the sale by promptly delivering to the Selling Member for Transfer to the prospective purchaser one or more certificates, properly endorsed for transfer, which represent the type and number of Units of the Company that such non-selling Member elects to sell.

(c)   The certificate or certificates, if any, that each non-selling Member delivers to the Selling Member pursuant to Section 8.7(b) shall be transferred to the prospective purchaser in consummation of the sale of the Equity Securities pursuant to the terms and conditions specified in the Transfer Notice, and the Selling Member shall remit to such non-selling Member that portion of the sale proceeds to which such non-selling Member is entitled by reason of its participation in such sale upon consummation of the sale of the Equity Securities. To the extent that any prospective purchaser or purchasers prohibits such assignment or otherwise refuses to purchase Units or other securities from a non-selling Member exercising its rights of co-sale hereunder, the Selling Member shall not sell to such prospective purchaser or purchasers any Equity Securities unless and until, simultaneously with such sale, the Selling Member shall purchase such Units or other securities from such non-selling Member for the same consideration and on the same terms and conditions as the proposed Transfer described in the Transfer Notice.

(d)   In connection with any non-selling Member's exercise of its rights under this Section 8.7, (i) any representations and warranties to be made by such non-selling Member shall be limited to representations and warranties related to authority, ownership and the ability to convey title to its Equity Securities and (ii) the liability for indemnification, if any, of such non-selling Member shall be (x) joint and several only with respect to any escrow amounts and on a several and not joint basis thereafter and (y) limited to the amount of consideration payable to such non-Selling Member in connection with the sale.

8.8   <u>Non-Exercise of Rights</u>. To the extent that the Company, the Members and the non-selling Members have not exercised their rights to purchase the Offered Units or the Remaining Units within the time periods specified in Section 8.6 and the Members and non-selling Members have not exercised their rights to participate in the sale of the Remaining Units within the time periods specified in Section 8.7, the Selling Member shall have a period of thirty (30) days from the expiration of such rights in which to sell the Offered Units or the Remaining Units, as the case may be, upon terms and conditions (including the purchase price) no more favorable than those specified in the Transfer Notice, to the third-party transferee(s) identified in the Transfer Notice. The third party transferee(s) shall acquire the Offered Units and the Remaining Units free and clear of subsequent rights of first refusal and co-sale rights under this Agreement. In the event Selling Member does not consummate the sale or disposition of the Offered Units and Remaining Units within the thirty (30) day period from the expiration of these rights, the Company's first refusal rights and the Members' and non-selling Members first refusal rights and co-sale rights shall continue to be applicable to any subsequent disposition of the Offered Units or the Remaining Units by the Selling Member until such right lapses in accordance with the terms of this Agreement. Furthermore, the exercise or non-exercise of the rights of the Company, the Members and the non-selling Members under Sections 8.6 and 8.7 to purchase Equity Securities from the Selling Member or participate in sales of Equity Securities by the Selling Member shall not adversely affect their rights to make subsequent purchases from the Selling Member of Equity Securities or subsequently participate in sales of Equity Securities by the Selling Member.

8.9   <u>Legend</u>. In the event that certificates representing the Equity Securities are issued (the "<u>Certificated Units</u>"), such certificates will bear substantially the following legend:

> "THE UNITS REPRESENTED BY THIS CERTIFICATE WERE ORIGINALLY ISSUED ON _____, HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR

APPLICABLE STATE SECURITIES LAWS ("STATE ACTS") AND MAY NOT BE SOLD, ASSIGNED, PLEDGED OR TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR STATE ACTS OR AN EXEMPTION FROM REGISTRATION THEREUNDER. THE TRANSFER OF THE UNITS REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE CONDITIONS SPECIFIED IN THE AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT, DATED AS OF OCTOBER 8, 2021, AS AMENDED AND MODIFIED FROM TIME TO TIME, GOVERNING KMX TECHNOLOGIES, LLC (THE "COMPANY") AND BY AND AMONG THE MEMBERS OF THE COMPANY AND ANY INCENTIVE UNIT GRANT AGREEMENT (AS APPLICABLE). A COPY OF SUCH CONDITIONS SHALL BE FURNISHED BY THE COMPANY TO THE HOLDER HEREOF UPON WRITTEN REQUEST AND WITHOUT CHARGE."

8.10 "Market Stand-Off" Agreement.

(a) Each Member hereby agrees that if requested by the managing underwriter, it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company's first firm commitment underwritten public offering of its equity securities to the public under the Securities Act, and the rules and regulations promulgated thereunder and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (l80) days plus such additional period as may reasonably be requested by the Company or such underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports or (2) analyst recommendations and opinions, including (without limitation) the restrictions set forth in Rule 2711(f)(4) of the Financial Industry Regulatory Authority and Rule 472(f)(4) of the New York Stock Exchange, as amended, or any similar successor rules) (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Units, or any securities convertible into or exercisable or exchangeable for any such Units or shares held immediately prior to the effectiveness of the registration statement for such offering, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any such Units or shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of such Units or shares or other securities, in cash or otherwise. The foregoing provisions of this Section 8.10 shall apply only to the Company's Initial Public Offering of Equity Securities, shall not apply to the sale of any Units or shares to an underwriter pursuant to an underwriting agreement and shall only be applicable to the Members if all officers, managers, directors and holders of greater than one percent (1%) of the Company's outstanding securities (on an as-converted basis) enter into similar agreements. The underwriters in connection with the Company's Initial Public Offering are intended third-party beneficiaries of this Section 8.10 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Member further agrees to execute such agreements as may be reasonably requested by the underwriters in the Company's Initial Public Offering that are consistent with this Section 8.10 or that are necessary to give further effect thereto. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply to the Members subject to such agreements pro rata based on the number of Units or shares subject to such agreements.

(b) In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the above described securities of each Member (and the units, shares or securities (as applicable) of every other Person subject to the foregoing restriction) until the end of such period.

(c)   Each Member agrees that a legend reading substantially as follows shall be placed on all certificates representing the all of above described securities of each Member (and the Units, shares or securities (as applicable) of every other Person subject to the restriction contained in this <u>Section 8.10</u>):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD AFTER THE EFFECTIVE DATE OF THE ISSUER'S INITIAL REGISTRATION STATEMENT FILED UNDER THE ACT, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE ISSUER'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE UNITS.

(d)   <u>Termination</u>. The foregoing rights and obligations set forth in <u>Sections 8.9</u> and <u>8.10</u> will automatically terminate upon a Deemed Liquidation Event (other than a Deemed Liquidation Event that is such only because the Board has elected to treat it as such) or when all Units are eligible to be sold without restriction under Rule 144 of the Exchange Act.

ARTICLE IX
BOOKS, RECORDS AND ACCOUNTING

9.1   <u>Records and Accounting</u>. The Company shall keep, or cause to be kept, appropriate books and records with respect to the Company's business, including all books and records necessary to provide any information, lists and copies of documents required to be maintained pursuant to applicable laws (the "<u>Books and Records</u>"). All matters concerning (a) the determination of the relative amount of allocations and distributions among the Members pursuant to <u>Articles III</u> and <u>IV</u> and (b) accounting procedures and determinations, and other determinations not specifically and expressly provided for by the terms of this Agreement, shall be determined in good faith by the Board.

9.2   <u>Fiscal Year</u>. The fiscal year (the "<u>Fiscal Year</u>") of the Company shall constitute the twelve (12) month period ending on December 31 of each calendar year, or such other annual accounting period as may be established by the Board that is permitted under the Code and the Treasury Regulations.

9.3   <u>Reports</u>. The Company shall deliver to each Member: (i) within forty-five (45) days after the end of each Fiscal Quarter which does not coincide with the end of the Fiscal Year, unaudited consolidated statements of income and cash flows of each of the Company and its Subsidiaries for such Fiscal Quarter and for the period from the beginning of the Fiscal Year to the end of such Fiscal Quarter, consolidated balance sheets of each of the Company and its Subsidiaries as of the end of such Fiscal Quarter as determined by the Board; (ii) within one hundred twenty (120) days after the end of each Fiscal Year, unaudited consolidated statements of income and cash flows of each of the Company and its Subsidiaries for such Fiscal Year, and consolidated balance sheets of the Company and its Subsidiaries as of the end of such Fiscal Year; provided, that if the Company has audited consolidated statements of income and cash flows and/or consolidated balance sheets prepared, such audited financial statements will be delivered to each Member in accordance with the terms hereof; (iii) at least thirty (30) days prior to the end of each Fiscal Year, an Annual Budget; and (iv) such other information as a Member may reasonably request. Members holding Units shall be entitled to copies of the foregoing documentation upon written request.

9.4   <u>Transmission of Communications</u>. Each Person that owns or controls Units on behalf of, or for the benefit of, another Person or Persons shall be responsible for conveying any report, notice or other communication received from the Board to such other Person or Persons.

9.5   <u>Inspection</u>. Subject to compliance with <u>Section 7.1</u>, the Company shall provide the Members (for so long as they are entitled to reports pursuant to <u>Section 9.3</u>) (a) with reasonable access to the management of the Company, (b) the right, upon reasonable prior notice to the Board, to visit and inspect the premises of the Company during normal business hours in a manner that does not disrupt the business and (c) the right, upon reasonable request, for each Member and its representatives to examine and make copies of the Company's Books and Records (such Books and Records to be provided electronically if the Books and Records are available in such manner); <u>provided</u>, <u>however</u>, that the Company shall not be obligated pursuant to this <u>Section 9.5</u> to provide access to any information that it reasonably and in good faith considers to be a trade secret or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel or could result in a conflict of interest.


ARTICLE X
<u>TAX MATTERS</u>


10.1   <u>Tax Year</u>. The Taxable Year of the Company shall be its Fiscal Year.

10.2   <u>Filing of Tax Returns</u>.

(a)   The Company shall be responsible for to extent commercially practicable timely filing all tax returns of the Company. Within a reasonable period of time after the end of each Taxable Year, but in any event no later than two (2) months after the end of such Taxable Year if commercially practicable, the Company shall furnish to each Member its IRS Form K-1 for such Taxable Year and any similar forms required for state or local tax purposes. Each Member consents to electronic delivery will apply to all K–1s unless such consent is withdrawn by the Member. If for any reason the Member would like a paper copy of the K-1 after the Member has consented to electronic delivery, the Member may submit a request to the Company pursuant to Section 14.9. Requesting a paper copy of the Member's K-1 will not be treated as a withdrawal of consent. If the Member in the future determines that it no longer consents to electronic delivery, the Member will need to notify the Company so that it can arrange for a paper K-1 to be delivered to the address that the Company then currently has on file. The Member may submit notice to the Company pursuant to Section 14.9. The Member's consent is considered withdrawn on the date the Company receives the written request to withdraw consent. The Company will confirm the withdrawal and its effective date in writing. A withdrawal of consent does not apply to a K-1 that was emailed to the Member before the effective date of the withdrawal of consent.

(b)   Any balance sheet prepared for any tax return of the Company shall, unless otherwise determined by the Board or required under applicable law, be prepared in accordance with the same methods of accounting used for purposes of determining Capital Accounts.

(c)   Each Member shall provide any forms (including an IRS Form W-9 or applicable IRS Form W-8) reasonably requested by the Company to allow the Company to determine the amount, if any, that is required to be withheld with respect to such Member under applicable Tax laws or to allow the Company to reduce any withholding Taxes or amounts payable by the Company.

10.3   <u>Tax Matters Partner/Partnership Representative.</u>

(a)   For all tax years for which the Revised Partnership Audit Provisions apply, the Tax Matters Member (or its designee) is hereby designated as the "partnership representative" of the Company under Code Section 6223(a) of the Revised Partnership Audit Provisions for all taxable years of the Company. The Tax Matters Member, the Board, and Company shall make all necessary elections to the extent possible to avoid, or to the maximum extent possible reduce, any Taxes imposed on the Company under Code Section 6225 of the Revised Partnership Audit Provisions (including making an election under Code Section 6226 of the Revised Partnership Audit Provisions). All Members (and former Members) agree to cooperate with, and to take all reasonable actions requested by the Tax Matters Member, the Board and the Company, to avoid or reduce any Tax imposed under Code Section 6225 of the Revised Partnership Audit Provisions, including cooperating with any election under Code Section 6226 of the Revised Partnership Audit Provisions, or to otherwise allow the Company and the Tax Matters Member to comply with the Revised Partnership Audit Provisions. All Members shall cooperate in good faith to amend this Section 10.3(a) or other provisions of this Agreement as necessary to reflect any statutory amendments or the promulgation of Treasury Regulations or other administrative authority promulgated under the Revised Partnership Audit Provisions so, to the extent possible, preserve the relative rights, duties, and obligations of the Members hereunder. The obligations of a Member under this Section 10.3(a) shall survive a Member's sale or other disposition of its interests in the Company and the termination, dissolution, liquidation, or winding up of the Company.

Notwithstanding the foregoing, Tax Matters Member shall (i) inform each Member of all significant matters relating to income taxes of the Company (including any audits or similar proceeding or any judicial proceeding (collectively, "Tax Contests") that the Tax Matters Member is informed of in writing (and to forward copies of related significant written communications on or before the tenth (10th) Business Day after becoming aware thereof), (ii) consider in good faith any comments and preferences provided by each Member in connection with any such Tax Contests, and (iii) seek to cause the Company to provide any Member, upon request and at such Member's cost, access to all reasonably available accounting and tax information, taxing authority correspondence, workpapers, and schedules related to the Company that are not subject to any work product or other privileges that the Board believes would be jeopardized by such access. Without limiting the generality of the foregoing, the Tax Matters Member shall provide each Member with an opportunity to review a proposed settlement agreement with the Internal Revenue Service or similar authority for a period of at least ten (10) Business Days before entering into such agreement, and shall not agree to any settlement with the Internal Revenue Service or similar authority that would adversely impact a Member without the prior written consent of such Member, such consent not to be unreasonably withheld.

(b)   No Member (including the Tax Matters Member), agent or employee of the Company is authorized to, or may, file Internal Revenue Service Form 8832 (or such alternative or successor form) to elect to have the Company be classified as a corporation for income tax purposes, in accordance with Treasury Regulation Section 301.7701-3.

10.4   Safe Harbor Election.

(a)   By executing this Agreement, each Member authorizes and directs the Company to elect to have the safe harbor described in Section 4 of the proposed Revenue Procedure (the "Safe Harbor") set forth in Internal Revenue Service Notice 2005-43 (the "IRS Notice"), or any successor guidance or provision, apply to any interest in the Company Transferred to a service provider by the Company in connection with services provided to the Company on or after the effective date of the proposed Revenue Procedure. For purposes of making the Safe Harbor election, the Tax Matters Member is hereby designated as the "partner who has responsibility for federal income tax reporting" by the Company and, accordingly, execution of this Safe Harbor election by the Tax Matters Member constitutes execution of a "Safe Harbor Election" in accordance with Section 3.03(1) of the IRS Notice.

(b)   The Company and each Member hereby agree to comply with all requirements of the Safe Harbor described in the IRS Notice, including the requirement that the Company and each Member shall prepare and file all federal income tax returns reporting the income tax effects of each Company interest issued by the Company that qualifies for the Safe Harbor in a manner consistent with the requirements of the IRS Notice. A Member's obligations to comply with the requirements of this Section 10.4 will survive such Member ceasing to be a Member of the Company and/or the termination, dissolution, liquidation and winding up of the Company and, for purposes of this Section 10.4 the Company shall be treated as continuing in existence.

(c)   Notwithstanding anything to the contrary in this Agreement, each Member authorizes the Tax Matters Member to amend, and the Tax Matters Member has the power to amend, this Section 10.4 and any other relevant provision herein to the extent necessary to achieve substantially the same or similar tax treatment with respect to any interest in the Company Transferred to a service provider by the Company in connection with services provided to the Company as set forth in Section 4 of the IRS Notice.

10.5   Partnership for Tax Purposes. Each Member acknowledges that this Agreement creates a partnership for federal and state income tax purposes, and hereby agrees not to elect under Code Section 761 or applicable state law to be excluded from the application of Subchapter K of Chapter 1 of Subtitle A of the Code or any similar state statute applicable to the Company.

10.6   Election to be Treated as a Corporation. Notwithstanding anything to the contrary in this Agreement, if the Board determines in its sole discretion that is no longer in the best interest of the Company to continue as a partnership for the U.S. income tax purposes, the Board may elect to treat the Company as a corporation for US income tax purposes.

ARTICLE XI
WITHDRAWAL AND RESIGNATION OF MEMBERS

11.1   Withdrawal and Resignation of Members. Except in connection with any Transfer in compliance with Article VIII, no Member shall have the power or right to withdraw or otherwise resign from the Company prior to the dissolution and winding up of the Company pursuant to Article XII without the prior written consent of the Board (which consent may be withheld by the Board in its discretion), except as otherwise expressly permitted by this Agreement. Upon a Transfer of all of a Member's Units in a Transfer permitted by this Agreement, subject to Article XII, such Member shall cease to be a Member. Notwithstanding that payment on account of a withdrawal may be made after the effective time of such withdrawal, any completely withdrawing Member will not be considered a Member for any purpose after the effective time of such complete withdrawal, and, in the case of a partial withdrawal, such Member's Capital Account (and corresponding voting and other rights) shall be proportionately reduced for all other purposes hereunder upon the effective time of such partial withdrawal.

ARTICLE XII
DISSOLUTION AND LIQUIDATION

12.1   Dissolution. The Company shall not be dissolved by the admission of Additional Members. Subject to the approval procedures set forth elsewhere in this Agreement, the Company shall dissolve, and its affairs shall be wound up upon the first to occur of the following:

(a)   at any time upon the written request of the Board; or

(b)   the entry of a decree of judicial dissolution of the Company under the Act.

Except as otherwise set forth in this Article XII, the Company is intended to have perpetual existence. An Event of Withdrawal shall not cause a dissolution of the Company and the Company shall continue in existence subject to the terms and conditions of this Agreement.

12.2 <u>Liquidation</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the Board shall act as liquidator or (in its discretion) may appoint one or more representatives, Members or other Persons as liquidator(s). The liquidators shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act. The costs of liquidation shall be borne as a Company expense. Until final distribution, the liquidators shall continue to operate the Company properties with all of the power and authority of the Board. The steps to be accomplished by the liquidators are as follows:

(a) the liquidators shall pay, satisfy or discharge from Company funds all of the debts, liabilities and obligations of the Company (including all expenses incurred in liquidation) or otherwise make adequate provision for payment and discharge thereof (including the establishment of a cash fund for contingent liabilities in such amount and for such term as the liquidators may reasonably determine); and

(b) the liquidators shall promptly distribute the Company's remaining assets to the holders of Units in accordance with <u>Section 4.1(a)(ii)</u> (after taking into account <u>Section 4.1(c)</u> and <u>Section 4.1(e)</u>).

(c) Any non-cash (or non-cash equivalent) assets will first be written up or down to their Fair Market Value, thus creating Profit or Loss (if any), which shall be allocated in accordance with <u>Article IV</u>. In making such distributions, the liquidators shall allocate each type of remaining assets (*i.e.*, cash or cash equivalents, capital stock of the Company's Subsidiaries, etc.) among the Members ratably based upon the aggregate amounts to be distributed with respect to the Units held by each such holder in accordance with <u>Section 4.1(a)</u> (after taking into consideration the advances received under <u>Section 4.1(e)</u>). The distribution of cash and/or property to a Member in accordance with the provisions of this <u>Section 12.2</u> constitutes a complete return to the Member of its Capital Contributions and a complete distribution to the Member of its interest in the Company and all the Company's property and constitutes a compromise to which all Members have consented within the meaning of the Act. To the extent that a Member returns funds to the Company, it has no claim against any other Member for those funds.

12.3 <u>Certificate of Dissolution</u>. On completion of the distribution of Company assets as provided herein, the Company is terminated (and the Company shall not be terminated prior to such time), and the Board (or such other Person or Persons as the Act may require or permit) shall file a certificate of dissolution with the Secretary of State of the State of Delaware, cancel any other filings made pursuant to this Agreement that are or should be canceled and take such other actions as may be necessary to terminate the Company. The Company shall be deemed to continue in existence for all purposes of this Agreement until it is terminated pursuant to this <u>Section 12.3</u>.

12.4 <u>Reasonable Time for Winding Up</u>. A reasonable time shall be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets pursuant to <u>Section 12.2</u> in order to minimize any losses otherwise attendant upon such winding up.

12.5 <u>Return of Capital</u>. The liquidators shall not be personally liable for the return of Capital Contributions or any portion thereof to the Members (it being understood that any such return shall be made solely from Company assets).

12.6 <u>Sale of the Company</u>. Each Member shall receive the same portion of the aggregate consideration from a Sale of the Company that such Member would have received if such aggregate consideration (in the case of an asset sale, after payment or provision for all liabilities, and in the case of an equity sale or merger, after payment of all debt and such other adjustments to the purchase price as necessary to consummate the transaction (including the payment of transaction expenses)) had been distributed by the Company pursuant to Section 12.2(b).

ARTICLE XIII
TERMINATION

13.1   Termination of this Agreement. This Agreement shall terminate automatically, without further act or deed of any other Person, upon and after the occurrence of a Public Offering; provided, however, that the provisions of Sections 3.6 (*Negative Capital Accounts*), 5.10 (*Limitation of Liability*), 5.11 (*Liabilities and Duties of Covered Persons*), 5.12 (*Indemnification*), 5.13 (*Expenses; Fees*), 6.3 (*Limitation of Liability*), this Article XIII (*Termination*) and Article XIV (*General Provisions*) shall survive any termination of this Agreement (including in connection with a dissolution of the Company).

ARTICLE XIV
GENERAL PROVISIONS

14.1   Amendments. This Agreement may be amended, modified or waived in writing only with the consent of (i) the Board and (ii) a Majority, and such amendment, modification or waiver shall be binding upon and effective as to each other Member; provided, that if any amendment, modification or waiver disproportionately and adversely affects the powers, preferences or rights of a particular Member (other than a holder of Incentive Units) as compared to all other Members, the consent of such Member (other than a holder of Incentive Units), shall be required to effect such amendment, modification or waiver. Notwithstanding the foregoing, any amendment, modification or waiver of Section 3.9(a), Section 4.1(b), Section 5.6, Section 5.16, Section 6.6, Section 8.2(e), Section 8.4, Section 8.5, Section 8.6, Section 8.7, Section 9.5, Section 10.3 or this second sentence of Section 14.1 which adversely affects the powers, preferences or rights of KMX (or its transferees, as applicable) shall require the additional consent of KMX (or its transferees, as applicable). For the avoidance of doubt, amendments to this Agreement to reflect the issuance of Equity Securities shall not be deemed disproportionate and adverse (a) to the extent preemptive rights were afforded pursuant to Section 8.4 or (b) in respect of Excluded Securities.

14.2   Title to Company Assets. Assets of the Company shall be deemed to be owned by the Company as an entity, and no Member, individually or collectively, shall have any ownership interest in such assets of the Company or any portion thereof. Legal title to any or all assets of the Company may be held in the name of the Company, the Board or one or more nominees, as the Board may determine. Any assets of the Company for which legal title is held in the name of the Board or the name of any Manager or nominee shall be held in trust by the Board or such Manager or nominee for the use and benefit of the Company in accordance with the provisions of this Agreement. All assets of the Company shall be recorded as the property of the Company on its Books and Records, irrespective of the name in which legal title to such assets of the Company is held.

14.3   Remedies. Each Member and the Company shall have all rights and remedies set forth in this Agreement and all rights and remedies which such Person has been granted at any time under any other agreement or contract and all of the rights which such Person has under any law. Any Person having any rights under any provision of this Agreement or any other agreements contemplated hereby shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law.

14.4   Successors and Assigns. All covenants and agreements contained in this Agreement shall bind and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns, whether so expressed or not;

provided, however, that this Agreement shall inure to the benefit of successors and assigns only in the event of Transfers in compliance with Article VIII. None of the provisions of this Agreement shall be for the benefit of or enforceable by any Person not a party hereto, except for with respect to the matters contemplated by Section 5.11(a), Covered Persons, of which is an express third party beneficiary entitled to enforce such provisions.

14.5   Severability. Unless otherwise specified herein, whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

14.6   Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

14.7   Descriptive Headings; Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. The use of the word "including" in this Agreement shall be by way of example rather than by limitation. Reference to any agreement, document or instrument means such agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and if applicable hereof. Wherever required by the context, references to a Fiscal Year shall refer to a portion thereof. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Wherever a conflict exists between this Agreement and any other agreement, this Agreement shall control but solely to the extent of such conflict.

14.8   Applicable Law; Submission to Jurisdiction.

(a)   This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(b)   Each party hereto, including any Person who executes a Joinder Agreement, agrees that any legal action or other legal proceeding (whether in tort, contract or otherwise) relating to this Agreement or the enforcement of any provision of this Agreement or any of the transactions contemplated hereby, or in respect of any oral representations made or alleged to be made in connection herewith, shall be brought or otherwise commenced exclusively in any state or federal court located in the State of Delaware (the "Chosen Courts"). Each party hereto:

(i)   expressly and irrevocably consents and submits to the exclusive jurisdiction of the Chosen Courts in connection with any such legal proceeding, including to enforce any settlement, order or award;

(ii)   consents to service of process in any such proceeding in any manner permitted by the Laws of the State of Delaware, and agrees that service of process by registered or certified mail, return receipt requested, at its address specified pursuant to Section 14.9 is reasonably calculated to give actual notice;

(iii)   agrees that each Chosen Court shall be deemed to be a convenient forum;

(iv)   waives and agrees not to assert (by way of motion, as a defense or otherwise), in any such legal proceeding commenced in the Chosen Courts, any claim that such party is not subject personally to the jurisdiction of such court, that such legal proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter hereof or thereof may not be enforced in or by such court; and

(v)   agrees to the entry of an order to enforce any resolution, settlement, order or award made pursuant to this Section 14.8 by the Chosen Courts and in connection therewith hereby waives, and agrees not to assert by way of motion, as a defense, or otherwise, any claim that such resolution, settlement, order or award is inconsistent with or violative of the laws or public policy of the laws of the State of Delaware or any other jurisdiction.

14.9   Addresses and Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given or made when (a) delivered personally to the recipient, (b) telecopied to the recipient (with hard copy sent to the recipient by reputable overnight courier service (charges prepaid) that same day) if telecopied before 5:00 p.m. New York time on a Business Day, and otherwise on the next Business Day, or (c) one Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid). Such notices, demands and other communications shall be sent to the address for such recipient set forth in the Company's Books and Records, or to such other address or to the attention of such other Person as the recipient party has specified by prior written notice to the sending party. Any notice to the Company shall be deemed given if received by the Company at the principal office of the Company designated pursuant to Section 2.6.

14.10   Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company or any of its Affiliates, and no creditor who makes a loan to the Company or any of its Affiliates may have or acquire (except pursuant to the terms of a separate agreement executed by the Company in favor of such creditor) at any time as a result of making the loan any direct or indirect interest in Profits, Losses, Distributions or the Company's capital or property other than as a secured creditor.

14.11   Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

14.12   Further Action. The parties agree to execute and deliver all documents, provide all information and take or refrain from taking such actions as may be necessary or appropriate to achieve the purposes of this Agreement.

14.13   Entire Agreement. This Agreement, those documents expressly referred to herein and other documents dated as of even date herewith embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way. This Agreement amends and restates and supersedes in its entirety the Prior Agreement, which as of the date hereof shall be of no further force or effect.

        14.14   <u>Opt-in to Article 8 of the Uniform Commercial Code</u>. The Members hereby agree that the Units shall be securities governed by Article 8 of the Uniform Commercial Code of the State of Delaware (and the Uniform Commercial Code of any other applicable jurisdiction).

        14.15   <u>Acknowledgments</u>. Upon execution and delivery of a counterpart to this Agreement or a joinder to this Agreement, each party hereto, each Member and each Additional Member shall be deemed to acknowledge to the Board as follows: (a) the determination of such Member or Additional Member to purchase Units pursuant to this Agreement and any other agreement referenced herein has been made by such Member or Additional Member independent of any other Member and independent of any statements or opinions as to the advisability of such purchase or as to the properties, business, prospects or condition (financial or otherwise) of the Company and its Subsidiaries which may have been made or given by any other Member or by any agent or employee of any other Member and (b) no other Member has acted as an agent of such Member or Additional Member in connection with making its investment hereunder and that no other Member shall be acting as an agent of such Member or Additional Member in connection with monitoring its investment hereunder.

[Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

<u>COMPANY</u>:

KMX TECHNOLOGIES, LLC

DocuSigned by:

By: Zachary Sadow ______________________

5E609E34F7E64B9...

Name: Zachary Sadow

Title: Chairman and Chief Executive Officer

10/12/2021

[*Signature Page to Amended and Restated Limited Liability Company Agreement*]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

MEMBERS:

KMX-ANTELOPE HOLDINGS, LLC
By: Antelope Water Management, LLC
Its: Managing Member

DocuSigned by:
By: Zachary Sadow
5E609E34F7E64B9...
Name: Zachary Sadow
Title: Managing Partner
10/12/2021

[*Signature Page to Amended and Restated Limited Liability Company Agreement*]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

MEMBERS:

KMX MEMBRANE TECHNOLOGIES CORP.

DocuSigned by:

By: Bruce Lev
20737D8FBE6542D...
Name: Bruce Lev
Title: Director
10/13/2021

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

MEMBERS:

ARCHER INVESTMENT HOLDINGS SERIES A-03

DocuSigned by:

By: ______________________
483CABE86314472...

Name: Theodore Cleary
Title: Manager
10/12/2021

[*Signature Page to Amended and Restated Limited Liability Company Agreement*]

SCHEDULE A

SCHEDULE OF MEMBERS

As of October 8, 2021

Name and Contact Information	Capital Contribution	Class B Units	Netcapital Common Units	Incentive Units	Initial Participation Threshold (if applicable)	Total Units	Member's Pro Rata Amounts
KMX-Antelope Holdings, LLC	$530,000.00	22,850,000	---	---	N/A	22,850,000	84.93%
KMX Membrane Technologies Corp.	Contributed Assets	1,000,000	---	---	N/A	1,000,000	3.72%
Archer Investment Holdings Series A-03	$0	2,650,000	---	---	$0.02	2,650,000	9.85%
Dr. Seyed Bagher Sadr Ghayeni	$0	---	---	403,553*	$0.02	403,553*	1.50%
MG Teixeira	---	---		---	---		
TOTAL		26,500,000		403,553		26,903,553	100.00%

*Subject to vesting in accordance with the terms of the applicable Incentive Unit Grant Agreement.

<u>**EXHIBIT A**</u>

JOINDER TO
AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF KMX TECHNOLOGIES, LLC

THIS JOINDER (this "<u>Joinder</u>") to the Amended and Restated Limited Liability Company Agreement dated as of October 8, 2021, by and among KMX Technologies, LLC (the "<u>Company</u>") and each of the Members which are party thereto (as the same may be amended, restated or otherwise modified from time-to-time, the "<u>LLC Agreement</u>") is made and entered into as of [_____], 20[_] (the "<u>Effective Date</u>") by and between the Company and [___] ("<u>Holder</u>"). Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the LLC Agreement.

WHEREAS, the LLC Agreement and the Company require Holder, as a holder of Equity Securities, to become a party to the LLC Agreement, and Holder agrees to do so in accordance with the terms hereof.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Joinder hereby agree as follows:

1. <u>Agreement to be Bound</u>. Holder hereby (i) acknowledges that it has received and reviewed a complete copy of the LLC Agreement and (ii) agrees that upon execution of this Joinder, it shall become a party to the LLC Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the LLC Agreement as though it was an original party thereto and shall be deemed a Member for all purposes thereof and shall be entitled to all the rights, and subject to all of the obligations, incidental thereto.

2. <u>Notice Address</u>. For purposes of notices, the address of Holder is as follows:
   [_____]

3. <u>Governing Law</u>. <u>Section 14.8</u> of the LLC Agreement is incorporated herein by reference.

4. <u>Descriptive Headings</u>. The descriptive headings of this Joinder are inserted for convenience only and do not constitute a part of this Joinder.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Joinder as of the Effective Date.

COMPANY:

KMX TECHNOLOGIES, LLC

By: _____
Name: _____
Title: _____

HOLDER:

[_____]

By: _____
Name: _____
Title (if an entity): _____

EXHIBIT B

SPOUSAL CONSENT

I am the spouse of _____, an individual party to the Amended and Restated Limited Liability Company Agreement, dated October 8, 2021 (as amended, restated, supplemented or modified, the "Agreement"), by and between KMX Technologies, LLC (the "Company") and its Members. I acknowledge that I have read the Agreement, and I understand its provisions. I hereby consent to those provisions insofar as I have or may have had any interest in any Equity Securities (as defined in the Agreement) owned by my spouse and/or me.

I further agree that I will not take, or attempt to take any action (by will, trust or otherwise) which will in any manner defeat or impair the intent and purposes of the Agreement and that any representation, acknowledgement or waiver made by my spouse therein shall be deemed for all purposes my representation, acknowledgement or waiver as well.

I further agree that I shall automatically and without the necessity of any further action on my part become bound by any instrument executed by my spouse or my spouse's executor or administrator in connection with the consummation and closing of any Sale of the Company (as defined in the Agreement) contemplated by the Agreement to the same extent as if I had actually executed any such instrument and will, if so requested, separately and jointly with my spouse execute instruments Transferring (as defined in the Agreement) any interest I may have in the Equity Securities concurrently with any required Transfer by my spouse.

I agree that I will bequeath my interest in the Equity Securities, or any part thereof, to my spouse, if I predecease my spouse. I direct that the residuary clause in my will shall not be deemed to apply to my community interest in the Equity Securities.

Dated: _____, 20[__]

_____
Printed Name:_____